
FY 09
ANNUAL REPORT
Belk

Belk, Inc.
Directors And Officers

Directors

Thomas M. Belk, Jr.
Chairman and
Chief Executive Officer

H. W. McKay Belk
President and
Chief Merchandising Officer

John R. Belk
President and
Chief Operating Officer

J. Kirk Glenn, Jr.
Retired Chairman
and Manager
Quality Oil Company

John A. Kuhne
Private Investor

Elizabeth Valk Long
Retired
Executive Vice President
Time, Inc.

Thomas C. Nelson
Chairman and
Chief Executive Officer
National Gypsum Company

John R. Thompson
Senior Vice President and
General Manager
BestBuy.com

John L. Townsend, III
Retired Managing Director
and General Partner
Goldman Sachs & Co.

Honorary Director

Sarah Belk Gambrell

Executive Officers

Thomas M. Belk, Jr.
Chairman and
Chief Executive Officer

H. W. McKay Belk
President and
Chief Merchandising Officer

John R. Belk
President and
Chief Operating Officer

Kathryn Bufano
President, Merchandising
and Marketing

Ralph A. Pitts
Executive Vice President,
General Counsel and Secretary

Brian T. Marley
Executive Vice President
and Chief Financial Officer

Belk

2801 West Tyvola Road
Charlotte, North Carolina 28217

April 22, 2009

Dear Fellow Stockholders:

The economic downturn of the past year presented tremendous challenges for Belk and the entire retailing industry. Consumers lost confidence and reduced their spending in response to troubled housing, banking and credit markets. The patterns of consumer spending also changed, with increasing emphasis on lower priced and discounted merchandise.

While the economic crisis took its toll on Belk as well as other retailers, your Company emerged with a strong balance sheet and a clear vision for the future. We responded to declining sales with a focus on managing inventories, expenses and capital expenditures. This enabled us to maintain our margins, reduce expense by $35 million and generate in excess of $250 million in cash flows from operations. We ended the year with $260 million in cash and no borrowings against our credit line.

I am proud of our management team and associates for their role in making this happen and for continuing to provide quality service to our customers in this tough economic period. I am confident that Belk will emerge from this period as a stronger, more competitive company that can deliver profitable growth for the long term.

Financial Highlights

Highlights of our fiscal 2009 financial results include:

- Total sales were $3.50 billion versus $3.82 billion for the prior fiscal year. Comparable store sales decreased 8.7 percent.
- The Company's fiscal 2009 financial results include a non-cash goodwill impairment charge in the fourth quarter of $326.6 million. The charge, which resulted from a required annual impairment evaluation under generally accepted accounting principles (GAAP), eliminated goodwill from previous acquisitions and contributed to a net loss for the year of $213.0 million. The charge did not, however, affect the Company's business operations, cash flows or compliance with financial covenants under its debt agreements.
- Net income excluding the goodwill impairment charge and other impairments and non-comparable items was $53.1 million versus $101.6 million in the prior year. A detailed reconciliation of net income to net income excluding non-comparable items is included on page 5 of this annual report.
- The Board of Directors declared a regular dividend of $.20 per share for the year and authorized a stock repurchase at a price of $11.90 per share.

Maintaining a Strong Financial Position

As the economic downturn and retail climate worsened in the second half of last year, your Company took a number of proactive steps to preserve cash and become more efficient.

- We safeguarded cash by monitoring short-term investments, moving into treasury funds and other investments that we deemed to be safer in the current climate. We also mounted a grassroots effort to seek out and implement cost-saving ideas from associates across the Company that would lower expense and improve operational efficiency and effectiveness.

- We reviewed our store growth plans and cancelled or postponed a number of new store and store expansion projects previously scheduled over the next two to three years. We also undertook a review of our poorest performing stores and began identifying opportunities to close certain stores or improve their productivity through strategic space reductions.

- We announced realignments of several corporate office functional areas and the store operating divisions. In order to improve overall operational effectiveness, efficiency and store-level execution, the four current operating divisions were realigned into three divisions effective on February 2, 2009. The changes included a new regional store management structure and business process changes aimed at improving store execution and creating a more sales focused work environment across the Company. The Belk Central Division office in Charlotte was closed, and Central Division stores were integrated into the Northern, Southern and Western Divisions.

- We announced plans to relocate the Southern Division office from Jacksonville, FL to Atlanta, GA by July 1, 2009. This move will enable division management to be closer to Belk stores that serve the Company's largest market and is part of an overall strategy to strengthen the image and performance of stores in the Atlanta region.

- We made a number of changes to the Company's compensation and benefits plans to reduce fiscal year 2010 expenses. The changes included the suspension of equity plans and a fifty percent reduction of bonus opportunities for all eligible associates, along with the suspension of merit pay increases and pension and 401(k) contributions for all associates.

Merchandising and Customer Focus

The Company also continued its efforts to attract customers to shop through merchandising, marketing and sales promotion initiatives aimed at offering compelling selections of new styles, brands and products at competitive prices.

Sales penetration of the Company's private brand merchandise increased from 21 percent to 26 percent, highlighted by such top performers as N.D., Kim Rogers, Red Camel, Biltmore for the Home and Mary Jane's Farm. We entered into an exclusive partnership with actress Kristin Davis to create a self-titled brand of modern women's fashions, which debuted in 125 Belk stores and at Belk.com in the third quarter. In addition, professional golfer D.J. Trahan endorsed the Company's exclusive Pro Tour private label line of golf sportswear and performance wear offered in all Belk locations.

We launched a totally redesigned and expanded Belk.com Web site during the third quarter of fiscal year 2009 and began operating a 142,000-square-foot eCommerce fulfillment center in Pineville, N.C. to process handling and shipping of online orders. The new Web site features a wide assortment of fashion apparel, accessories and shoes, plus a large selection of cosmetics, home and gift merchandise.

We also strengthened our marketing programs to promote and reward customers for the use of Belk credit cards, resulting in a significant increase in Belk credit card penetration as a percent of total sales over the previous year. This growth was supported in part by Belk Rewards customer purchases on the expanded Belk.com Web site.

New Stores and Store Expansions

While we have significantly reduced our plans for new stores and remodels going forward, the Company followed through with previous commitments to open eight new stores during fiscal year 2009 with a combined selling space of approximately 629,000 square feet and to complete expansions of four existing stores. During the current fiscal year, we will open three new stores with a combined selling space of approximately 244,000 square feet. We also plan to complete expansions and renovations of three existing stores and major renovations of two existing stores.

Belk Associates and Community Involvement

As we continue to face unprecedented economic challenges, our people are the foundation of our Company's strength and its potential for the future. We have one of the most talented and capable teams in the retail industry, and we are thankful for their valuable contributions last year and for their continued loyalty and support of our business. We remain committed to attracting, retaining and developing people who have the skills and ability to enable the Company to innovate better ways to serve and meet customers' needs. Additionally, we remain committed to increasing the diversity of our workplace to better reflect the growing cultural and ethnic diversity in our markets.

Community service is a hallmark of Belk, and our rich tradition of giving back to the markets we serve was carried on during the past year through numerous fund-raising and charitable activities involving many thousands of our associates and customers. This included our company-wide charity sale events to benefit worthy community non-profit causes and organizations throughout our sixteen state footprint. We also continued to support United Way, The Susan G. Komen for the Cure Foundation, the Juvenile Diabetes Research Foundation and other leading non-profit organizations. The Belk Foundation sustained its legacy of giving by awarding grants totaling more than $3.3 million to over 130 deserving educational, religious and charitable organizations during the year.

Looking to the Future

While we remain cautious and conservative about conditions over the near term, we will focus on planning for the future and adjusting to an anticipated lower level of consumer spending. At the same time, we will also remain poised to take advantage of opportunities which may arise and continue to invest in areas important to our future — including people, technology, sustainability and growth initiatives — that will give us a solid competitive advantage in the years ahead. We have successfully navigated through difficult times before, and I am confident that our ability to perform and change will enable us to resume delivering profitable growth over the long term.

On behalf of my brothers McKay and Johnny, I want to express my pride in our management team for their leadership and contributions during the past year and my gratitude to you, our stockholders, for your steadfast support and confidence during these troublesome times. I hope you will share our optimism about the opportunities ahead and our aspirations for keeping Belk a leader in the department store industry for many years to come.

Sincerely,

Thomas M. Belk, Jr.
Chairman of the Board and
Chief Executive Officer

BUSINESS OF THE COMPANY

Business Overview

Belk, Inc., together with its subsidiaries (collectively, the "Company" or "Belk"), is the largest privately owned mainline department store business in the United States, with 307 stores in 16 states, primarily in the southern United States. The Company generated revenues of $3.5 billion for the fiscal year ended January 31, 2009, and together with its predecessors, has been successfully operating department stores since 1888 by seeking to provide superior service and merchandise that meets customers' needs for fashion, value and quality.

Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, fine jewelry, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

Although the Company operates 93 stores that exceed 100,000 square feet in size, the majority of Belk stores range in size from 60,000 to 100,000 square feet. Most of the Belk stores are anchor tenants in major regional malls or in open-air shopping centers in medium and smaller markets. In the aggregate, the Belk stores occupy approximately 24.2 million square feet of selling space.

Management of Belk's store operations is organized into three regional operating divisions, with each unit headed by a division chairman and a director of stores. Each division supervises a number of stores and maintains an administrative office in the markets served by the division. Division offices execute centralized initiatives at the individual stores, and their primary activities relate to providing management and support for the personnel, operations and maintenance of the Belk stores in their regions. These divisions are not considered segments for financial reporting purposes.

Belk Stores Services, Inc., a subsidiary of Belk, Inc., and its subsidiary Belk Administration Company, along with Belk International, Inc., a subsidiary of Belk, Inc., and its subsidiary, Belk Merchandising LLC (collectively "BSS"), coordinate the operations of Belk stores on a company-wide basis. BSS provides a wide range of services to the Belk division offices and stores, such as merchandising, marketing, merchandise planning and allocation, advertising and sales promotion, information systems, human resources, public relations, accounting, real estate and store planning, credit, legal, tax, distribution and purchasing.

Business Strategy

Belk seeks to maximize its sales opportunities by providing quality merchandise assortments of fashion goods that differentiate its stores from competitors. The Company's merchants and buyers monitor fashion merchandising trends, shop domestic and international markets and leverage relationships with key vendors in order to provide the latest seasonal assortments of most-wanted styles and brands of merchandise. Through merchandise planning and allocation, the Company tailors its assortments to meet the particular needs of customers in each market. The Company conducts customer research and participates in market studies on an ongoing basis in order to obtain information and feedback from customers that will enable it to better understand their merchandise needs and service preferences.

The Company's marketing and sales promotion strategy seeks to attract customers to shop at Belk by keeping them informed of the latest fashion trends, merchandise offerings, and sales promotions through a combination of advertising media, including direct mail, circulars, broadcast and in-store special events. Belk uses its proprietary database to communicate directly to key customer constituencies with special offers designed to appeal to these specific audiences. The sales promotions are designed to promote attractive merchandise brands and styles at compelling price values with adequate inventories planned and allocated to ensure that stores will be in stock on featured merchandise.

Belk strives to attract and retain talented, well-qualified associates who provide a high level of friendly, personal service to enhance the customer's shopping experience. Belk associates are trained to be knowledgeable about the merchandise they sell, approach customers promptly, help when needed, and provide quick checkout. The Company desires to be an inclusive company that embraces diversity among its associates, customers, and vendors. Its ongoing diversity program includes a number of company-wide initiatives aimed at increasing the diversity of its management and associate teams, creating awareness of diversity issues, and demonstrating the Company's respect for, and responsiveness to, the rapidly changing cultural and ethnic diversity in Belk markets.

Belk also makes investments each year in information technology and process improvement in order to build and strengthen its business infrastructure. Its various information systems and Six Sigma process improvement initiatives are designed to improve the overall efficiency and effectiveness of the organization in order to improve operating performance and financial results.

Growth Strategy

In recent years, the Company has taken advantage of prudent opportunities to expand its store base by opening and expanding stores in new and existing markets in order to increase sales, market share and customer loyalty. In response to recent economic conditions, the Company has scaled back its store growth plans but will continue to explore strategic opportunities to open and expand stores where the Belk name and reputation are well known and in contiguous markets where Belk can distinguish its stores from the competition.

The Company opened eight new stores during fiscal year 2009 with a combined selling space of approximately 629,000 square feet and completed expansions of four existing stores. In fiscal year 2010, the Company is opening three new stores with a combined selling space of approximately 244,000 square feet. It also expects to complete expansions and renovations of three existing stores.

Net Income Excluding Non-Comparable Items

To provide clarity in measuring Belk's financial performance, Belk supplements the reporting of its consolidated financial information under generally accepted accounting principles (GAAP) with the non-GAAP financial measure of "net income excluding non-comparable items." Belk believes that "net income excluding non-comparable items" is a financial measure that emphasizes the Company's core ongoing operations and enables investors to focus on period-over-period operating performance. It is among the primary indicators Belk uses in planning and operating the business and forecasting future periods, and Belk believes this measure is an important indicator of recurring operations because it excludes items that may not be indicative of or are unrelated to core operating results. Belk also excludes such items in connection with evaluating company performance in connection with its incentive compensation plans. In addition, this measure provides a better baseline for modeling future earnings expectations and makes it easier to compare Belk's results with other companies that operate in the same industry. Net income is the most directly comparable GAAP measure. The non-GAAP measure of "net income excluding non-comparable items" should not be considered in isolation or as a substitute for GAAP net income. A detailed reconciliation of GAAP net income to net income excluding non-comparable items is set forth in the table below:

BELK, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME AND
NET INCOME EXCLUDING NON-COMPARABLE ITEMS
(unaudited)

	Fiscal Year Ended	
	January 31, 2009	February 2, 2008
	(millions)	
Net income (loss)	$(213.0)	$ 95.7
Goodwill impairment, net of income tax	245.6	—
Gain on sale of property and equipment, net of income tax	(3.1)	(2.3)
Other asset impairment and exit costs, net of income tax	23.8	7.4
(Gain) loss on investments, net of income tax	(.2)	.8
Net income excluding non-comparable items	$ 53.1	$101.6

Where You Can Find More Information

The Company makes available free of charge through its website, www.belk.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company files such material with, or furnishes it to, the U.S. Securities and Exchange Commission ("SEC").

BELK, INC.

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The following selected financial data are derived from the consolidated financial statements of the Company.

	Fiscal Year Ended				
	January 31, 2009	February 2, 2008	February 3, 2007	January 28, 2006	January 29, 2005
	(Dollars in thousands, except per share amounts)				
SELECTED STATEMENT OF INCOME DATA:					
Revenues	$3,499,423	$3,824,803	$3,684,769	$2,968,777	$2,446,832
Cost of goods sold	2,430,332	2,636,888	2,451,171	1,977,385	1,618,639
Goodwill impairment	326,649	—	—	—	—
Depreciation and amortization expense	165,267	159,945	142,618	113,945	101,255
Operating income (loss)	(232,643)	198,117	323,719	258,501	226,341
Income (loss) before income taxes	(283,281)	138,644	279,050	213,555	194,276
Net income (loss)	(212,965)	95,740	181,850	136,903	124,076
Basic and diluted net income (loss) per share	(4.35)	1.92	3.59	2.65	2.40
Cash dividends per share	0.400	0.400	0.350	0.315	0.475
SELECTED BALANCE SHEET DATA:					
Accounts receivable, net(1)	65,702	65,987	61,434	43,867	324,917
Merchandise inventory	828,497	932,777	931,870	703,609	527,860
Working capital	808,031	750,547	679,822	649,711	787,390
Total assets	2,535,247	2,851,315	2,845,524	2,437,171	1,859,085
Long-term debt and capital lease obligations	693,190	722,141	734,342	590,901	301,419
Stockholders' equity	1,032,027	1,388,726	1,326,022	1,194,827	1,066,616
SELECTED OPERATING DATA:					
Number of stores at end of period	307	303	315	276	226
Comparable store net revenue increase (decrease) (on a 52 versus 52 week basis)	(8.7)%	(1.1)%	4.5%	1.2%	4.2%

(1) In fiscal year 2006, the Company sold its proprietary credit card business to GE Money Bank ("GE"), an affiliate of GE Consumer Finance. This transaction caused a significant reduction in accounts receivable.

SEC Mail Processing Section
APR 27 2009
Washington, DC
109

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Belk, Inc., together with its subsidiaries (collectively, the "Company" or "Belk"), is the largest privately owned mainline department store business in the United States, with 307 stores in 16 states, primarily in the southern United States. The Company generated revenues of $3.5 billion for the fiscal year ended January 31, 2009, and together with its predecessors, has been successfully operating department stores since 1888 by seeking to provide superior service and merchandise that meets customers' needs for fashion, value and quality.

The Company's fiscal year ends on the Saturday closest to each January 31. All references to fiscal years are as follows:

Fiscal Year	Ended	Weeks
2010	January 30, 2010	52
2009	January 31, 2009	52
2008	February 2, 2008	52
2007	February 3, 2007	53
2006	January 28, 2006	52

The Company's total revenues decreased 8.5% in fiscal year 2009 to $3.5 billion. Comparable store sales decreased 8.7%. Softening macroeconomic conditions, including the dramatic deterioration in financial markets and consumer confidence as the year progressed, weighed heavily on consumer spending, particularly for discretionary retail merchandise. The Company recorded a non-cash goodwill impairment charge of $326.6 million in the fourth quarter of fiscal year 2009 as a result of the decline in the fair value of the goodwill as determined in the Company's annual goodwill impairment test in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." As a result of this goodwill impairment charge, the Company had an operating loss of $232.6 million in fiscal year 2009 compared to operating income of $198.1 million in fiscal year 2008. Net loss was $213.0 million or $4.35 per basic and diluted share in fiscal year 2009 compared to net income of $95.7 million or $1.92 per basic and diluted share in fiscal year 2008. The decline in net income (loss) was due primarily to the non-cash goodwill impairment charge along with the revenue decline during the year and the resulting lower gross margin resulting from accelerated markdowns as a percentage of sales taken in response to the weakened economic environment, plus increased other asset impairment and exit costs primarily due to the adjustment of several retail locations' book value to fair value.

As of the end of fiscal year 2009, the Company operated 307 retail department stores in 16 states, primarily in the southern United States. Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, fine jewelry, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

The Company seeks to be the leading department store in its markets by selling merchandise to customers that meets their needs for fashion, selection, value, quality and service. To achieve this goal, Belk's business strategy focuses on quality merchandise assortments, effective marketing and sales promotional strategies, attracting and retaining talented, well-qualified associates to deliver superior customer service, and operating efficiently with investments in information technology and process improvement.

The Company operates retail department stores in the highly competitive retail apparel industry. Management believes that the principal competitive factors for retail department store operations include merchandise selection, quality, value, customer service and convenience. The Company believes its stores are strong competitors in all of these areas. The Company's primary competitors are traditional department stores, mass merchandisers, national apparel chains, individual specialty apparel stores and direct merchant firms, including J.C. Penney Company, Inc.,

Dillard's, Inc., Kohl's Corporation, Macy's, Inc., Sears Holding Corporation, Target Corporation and Wal-Mart Stores, Inc.

In recent years, the Company has taken advantage of prudent opportunities to expand its store base by opening and expanding stores in new and existing markets in order to increase sales, market share and customer loyalty. In response to recent economic conditions, the Company has scaled back its store growth plans but will continue to explore strategic opportunities to open and expand stores where the Belk name and reputation are well known and in contiguous markets where Belk can distinguish its stores from the competition. In fiscal year 2009, the Company increased net store selling square footage by 0.3 million square feet, or 1.1%, primarily due to new store construction partially offset by store closures. In fiscal year 2010, the Company plans to open three new stores that will have a combined selling space of approximately 244,000 square feet. It also expects to complete expansions and renovations of three existing stores.

eCommerce

In fiscal year 2009, the Company redesigned and expanded the Belk.com website and began operating a 142,000 square foot eCommerce fulfillment center in Pineville, NC, to process handling and shipping of online orders. The new website features a wide assortment of fashion apparel, accessories and shoes plus a large selection of cosmetics, home and gift merchandise, including the Company's exclusive private brands.

Parisian Acquisition

Effective October 2, 2006, the Company completed the acquisition of all of the capital stock of the corporations that operated 40 Parisian stores, the Parisian corporate headquarters, and a distribution center ("Parisian Acquisition" or "Parisian") from Saks, Incorporated for a purchase price of $314.7 million. The results of the acquired operations have been included in the consolidated financial statements from the date of acquisition.

Effective October 30, 2006, the Company sold certain assets and lease rights related to four of the Parisian stores for $25.7 million. In fiscal year 2008, the Company completed the disposition of 11 additional Parisian stores and during the third quarter re-branded the remaining 25 Parisian stores as Belk.

During fiscal year 2009, the Company sold the acquired distribution center for $4.0 million that resulted in a gain on the sale of property of $0.7 million. The Company also sold the acquired corporate headquarters facility and adjacent land parcels for $12.4 million that resulted in a gain on the sale of property of $1.3 million.

Migerobe Acquisition

Effective July 30, 2006, the Company completed the acquisition of the assets of Migerobe, Inc. ("Migerobe"), a company that leased fine jewelry departments in 35 Belk stores, for a purchase price of $19.1 million. The results of the Migerobe operations have been included in the consolidated financial statements from the date of acquisition.

At the end of fiscal year 2008, the Company had opened 145 fine jewelry shops in its stores under the new "Belk and Co. Fine Jewelers" name. The shops replaced the Company's former leased fine jewelry operations and offered expanded assortments of high quality diamond jewelry, rubies, emeralds and other fine gemstones, and top brands of fine watches and jewelry. The Company opened nine new Belk and Co. Fine Jewelers shops in Belk stores during fiscal year 2009, bringing the total number of shops to 154 as of the fiscal year end.

Hurricane Katrina

The Company operated 20 stores in the areas that were affected by Hurricane Katrina in fiscal year 2006. Operations were interrupted at 13 store locations, with the most significant physical damage at the Company's Biloxi, Mississippi location. For fiscal year 2007, the Company received insurance recoveries of $10.7 million for Hurricane Katrina losses. Of this amount, $8.2 million was recorded as a gain on sale of property and equipment, $0.7 million related to the business interruption coverage and was recorded as a reduction to cost of goods sold, and $1.7 million was payment for expense recoveries recognized in fiscal year 2006.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's consolidated statements of income and other pertinent financial and operating data.

	Fiscal Year Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
SELECTED FINANCIAL DATA			
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	69.4	68.9	66.5
Selling, general and administrative expenses	27.1	25.7	24.9
Goodwill impairment	9.3	—	—
Gain on sale of property and equipment	0.1	0.1	0.3
Other asset impairment and exit costs	0.9	0.3	0.1
Operating income (loss)	(6.6)	5.2	8.8
Interest expense	1.6	1.7	1.6
Interest income	0.1	0.2	0.2
Gain (loss) on investments	—	—	0.1
Income tax expense (benefit)	(2.0)	1.1	2.6
Net income (loss)	(6.1)	2.5	4.9
SELECTED OPERATING DATA:			
Selling square footage (in thousands)	24,203	23,937	24,498
Store revenues per selling sq. ft.	$ 145	$ 160	$ 158
Comparable store net revenue increase (decrease) (on a 52 versus 52 week basis)	(8.7)%	(1.1)%	4.5%
Number of stores			
Opened	8	11	10
Purchased	—	—	37
Combined Stores	—	(4)	—
Closed	(4)	(19)	(8)
Total — end of period	307	303	315

The following table gives information regarding the percentage of revenues contributed by each merchandise area for each of the last three fiscal years. There were no material changes between fiscal years, as reflected in the table below.

Merchandise Areas	Fiscal Year 2009	Fiscal Year 2008	Fiscal Year 2007
Women's	37%	37%	37%
Cosmetics, Shoes and Accessories	31%	30%	29%
Men's	16%	17%	17%
Home	10%	10%	11%
Children's	6%	6%	6%
Total	100%	100%	100%

Comparison of Fiscal Years Ended January 31, 2009 and February 2, 2008

Revenues. In fiscal year 2009, the Company's revenues decreased 8.5%, or $0.3 billion, to $3.5 billion from $3.8 billion in fiscal year 2008. The decrease is primarily attributable to a 8.7% decrease in revenues from comparable stores and a $75.8 million decrease in revenues due to closed stores partially offset by an increase in revenues from new stores of $69.0 million.

Cost of Goods Sold. Cost of goods sold was $2.4 billion, or 69.4% of revenues in fiscal year 2009 compared to $2.6 billion, or 68.9% of revenues in fiscal year 2008. The increase in cost of goods sold as a percentage of revenues for fiscal year 2009 is due primarily to a 0.45% increase in occupancy costs as a percentage of revenues due to rising rent associated with new stores and real estate taxes on a declining revenue base.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses were $947.6 million, or 27.1% of revenues in fiscal year 2009, compared to $982.4 million, or 25.7% of revenues in fiscal year 2008. The decrease in SG&A expenses of $34.8 million was due to reductions in selling related payroll expense of $19.8 million in response to the declining sales environment, as well as a decrease in one-time acquisition-related expenses of $15.8 million. The increase in SG&A expenses as a percentage of revenues was primarily due to the 8.5% decline in revenue, which more than offset the improvement resulting from the decrease in the dollar amount of SG&A expenses.

Goodwill impairment. The Company recorded a goodwill impairment charge of $326.6 million in fiscal year 2009. The Company's annual goodwill impairment measurement date is its fiscal year end and as a result of the decline in the fair value of the Company's goodwill, the Company recorded a goodwill impairment charge during the fourth quarter of fiscal year 2009. The Company determines the fair value of goodwill through various valuation techniques including discounted cash flows and market comparisons. The impairment of goodwill is a non-cash impairment charge and will not affect the Company's compliance with financial covenants under its various debt agreements.

Gain on sale of property and equipment. Gain on sale of property and equipment was $4.1 million for fiscal year 2009 compared to $3.4 million for fiscal year 2008. The fiscal year 2009 gain was primarily due to a $1.3 million gain on the sale of the Parisian headquarters facility and adjacent land parcels and $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC. The fiscal year 2008 gain was primarily due to insurance recoveries on property and equipment for damaged store locations of $1.4 million and $2.5 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters.

Other Asset Impairment and Exit Costs. In fiscal year 2009, the Company recorded $27.1 million in impairment charges to adjust nine retail locations' net book values to fair value, $3.5 million in exit costs comprised primarily of severance costs associated with the outsourcing of certain information technology and support functions and corporate realignment of functional areas, and a $1.0 million charge for real estate holding costs and other store closing costs. The Company determines fair value of its retail locations primarily based on the present value of future cash flows. In fiscal year 2008, the Company recorded $8.0 million in impairment charges to adjust two retail locations' net book values to fair value, a $1.8 million asset impairment charge for assets related to a software development project that was abandoned and a $1.0 million charge for real estate holding costs and other store closing costs.

Interest Expense. In fiscal year 2009, the Company's interest expense decreased $10.5 million, or 15.9%, to $55.5 million from $66.0 million for fiscal year 2008. The decrease was primarily due to weighted average interest rates being lower in fiscal year 2009 compared to fiscal year 2008.

Interest Income. In fiscal year 2009, the Company's interest income decreased $2.9 million, or 38.6%, to $4.7 million from $7.6 million in fiscal year 2008. The decrease was due primarily to decreases in market interest rates from fiscal year 2008 to fiscal year 2009.

Income tax expense (benefit). Income tax benefit for fiscal year 2009 was $70.3 million, or 24.8%, compared to income tax expense of $42.9 million, or 30.9%, for the same period in fiscal year 2008. The effective tax rate is lower for fiscal year 2009 as a result of the impairment of the Company's $326.6 million goodwill balance, of which $90.3 million was not deductible for income tax purposes.

Comparison of Fiscal Years Ended February 2, 2008 and February 3, 2007

Revenues. In fiscal year 2008, the Company's revenues increased 3.8%, or $0.1 billion, to $3.8 billion from $3.7 billion in fiscal year 2007. The increase was primarily attributable to revenues associated with the Parisian Acquisition of $191.7 million and revenues from other new stores of $87.0 million. These increases were partially offset by a decrease in revenues of $45.8 million from closed stores and a 1.1% decrease in revenues from comparable stores.

Cost of Goods Sold. Cost of goods sold was $2.6 billion, or 68.9% of revenues in fiscal year 2008 compared to $2.5 billion, or 66.5% of revenues in fiscal year 2007. The increase in cost of goods sold as a percentage of revenues for fiscal year 2008 was due primarily to accelerated markdowns in the second half of fiscal year 2008 in response to a declining sales environment resulting from consumer uncertainty about the economy, increased markdowns due to higher levels of clearance merchandise related to the Parisian transition and to maintain proper levels of inventories. In addition, there was an increase of 0.37% as a percentage of revenues in occupancy costs as a percentage of revenues due to higher occupancy costs in the acquired store locations.

Selling, General and Administrative Expenses. SG&A expenses were $982.4 million, or 25.7% of revenues in fiscal year 2008, compared to $915.8 million, or 24.9% of revenues in fiscal year 2007. The increase in SG&A expenses of $66.6 million was primarily due to the increase in selling-related costs principally as a result of the Parisian Acquisition offset by reduced performance based compensation and lower one-time acquisition-related expenses. The increase in SG&A expenses as a percentage of revenues was primarily due to the following:

- Selling-related expenses (primarily consisting of payroll and advertising expenses) increased as a percentage of revenues by 1.31%, or $73.0 million, primarily due to increased costs associated with the Parisian Acquisition coupled with decreasing overall comparable store sales.

- Acquisition-related expenses decreased as a percentage of revenues by 0.26%, or $9.1 million, due to the fiscal year 2007 Parisian Acquisition initial integration costs.

- Performance based compensation decreased as a percentage of revenues by 0.59%, or $21.5 million, due to lower than expected operating performance.

Gain on sale of property and equipment. Gain on sale of property and equipment was $3.4 million, or 0.1% of revenues, for fiscal year 2008 compared to $10.3 million, or 0.3% of revenues, for fiscal year 2007. The fiscal year 2008 gain was primarily due to insurance recoveries on property and equipment for damaged store locations of $1.4 million and $2.5 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC. The fiscal year 2007 gain was primarily due to additional insurance recoveries for Hurricane Katrina losses on property and equipment of $8.2 million and $2.1 million of amortization of the deferred gain on the sale and leaseback of a portion of the Company's headquarters building.

Other Asset Impairment and Exit Costs. In fiscal year 2008, the Company recorded $8.0 million in impairment charges to adjust two retail locations' net book values to fair value, a $1.8 million asset impairment charge for assets related to a software development project that was abandoned and a $1.0 million charge for real estate holding costs and other store closing costs. The Company determines fair value through various valuation techniques including the present value of future cash flows and quoted market values, as considered necessary. In fiscal year 2007, the Company recorded a $1.2 million asset impairment charge for a retail location's net book value that was less than the fair value, a $0.4 million charge for costs associated with the demolition of a portion of its corporate office building and a $2.1 million charge related to real estate holding costs and other store closing costs.

Interest Expense. In fiscal year 2008, the Company's interest expense increased $6.7 million, or 11.3%, to $66.0 million from $59.3 million for fiscal year 2007. The increase was primarily due to interest on higher debt levels associated with the Parisian Acquisition in October 2006.

Interest Income. In fiscal year 2008, the Company's interest income decreased $1.6 million, or 17.4%, to $7.6 million from $9.2 million in fiscal year 2007. The decrease was primarily due to the timing of acquisitions and the decrease in market interest rates from fiscal year 2007 to fiscal year 2008.

Income tax expense. Income tax expense in fiscal year 2008 was $42.9 million compared to $97.2 million for the same period in fiscal year 2007. In fiscal year 2008, the effective income tax rate was 30.9% as compared to 34.8% in fiscal year 2007. The income tax rate is lower this year principally due to net operating losses generated in various states and the benefit relating to corporate owned life insurance policies in relation to a reduced earnings level in fiscal year 2008. Excluding these items, the effective income tax rate for fiscal year 2008 would be approximately 35%.

Seasonality and Quarterly Fluctuations

The Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income and net income due to the seasonal nature of the retail business. The highest revenue period for the Company is the fourth quarter, which includes the holiday selling season. A disproportionate amount of the Company's revenues and a substantial amount of the Company's operating and net income are realized during the fourth quarter. If for any reason the Company's revenues were below seasonal norms during the fourth quarter, the Company's annual results of operations could be adversely affected. The Company's inventory levels generally reach their highest levels in anticipation of increased revenues during these months.

The following table illustrates the seasonality of revenues by quarter as a percentage of the full year for the fiscal years indicated.

	2009	2008	2007
First quarter	23.4%	23.6%	20.4%
Second quarter	23.7	23.0	19.9
Third quarter	21.2	21.1	21.6
Fourth quarter	31.7	32.3	38.1

The Company's quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash on hand, cash flows from operations, and borrowings under debt facilities, which consist of a credit facility that matures in October 2011 and $325.0 million in senior notes. On March 30, 2009, in response to the current economic environment and to ensure continued compliance with our debt covenants, the Company amended its $725.0 million credit facility to reduce available borrowings to $675.0 million, of which a $325.0 million term loan was outstanding at January 31, 2009 and March 30, 2009. Under the amended credit facility, the Company has a $350.0 million revolving line of credit. During the fourth quarter of fiscal year 2009, the Company made a $25.0 million discretionary payment toward the principal value of the $350.0 million term loan under the credit facility that was outstanding at the end of fiscal year 2008. The senior notes are comprised of an $80.0 million floating rate senior note that matures in July 2012, a $20.0 million fixed rate senior note that matures in July 2012, a $100.0 million fixed rate senior note that matures in July 2015, and a $125.0 million fixed rate senior note that matures in August 2017.

During fiscal year 2006, the Company entered into a $17.8 million, 20-year variable rate, state bond facility in connection with construction of a distribution center in Mississippi.

The amended credit facility allows for up to $200.0 million of outstanding letters of credit. The credit facility charges interest based upon certain Company financial ratios and the interest spread was calculated at January 31, 2009 using either LIBOR plus 112.5 basis points or prime. The credit facility contains restrictive financial covenants including leverage and fixed charge coverage ratios. The Company's calculated leverage ratio dictates the LIBOR spread that will be charged on outstanding borrowings in the subsequent quarter. The leverage ratio is calculated by dividing adjusted debt, which is the sum of the Company's outstanding debt and rent expense multiplied by a factor of eight, divided by pre-tax income plus net interest expense and non-cash charges, such as depreciation, amortization, and impairment charges. At January 31, 2009, the maximum leverage allowed under the credit facility is 4.0, and the calculated leverage ratio was 3.6. The Company was in compliance with all covenants at the end of fiscal year 2009 and does not anticipate non-compliance with any debt covenants during fiscal year 2010. To ensure continued compliance with our debt covenants, the Company amended the financial covenants contained in the credit facility. The result of this amendment is an increase in the maximum leverage ratio from 4.0 to 4.25 as well as an increase in the interest spread from LIBOR plus 112.5 basis points to LIBOR plus 200.0 basis points at March 30, 2009, as well as a reduction in the size of the credit facility to $675.0 million. As of January 31, 2009, the Company had $13.4 million of standby letters of credit and a $325.0 million term loan outstanding under the credit facility. Although the stated availability under the credit facility was $386.6 million as of January 31, 2009, the leverage ratio covenant on that date would limit the Company's availability to $140.8 million.

The debt facilities place certain restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock and guarantees, and require maintenance of minimum financial ratios, which include a leverage ratio, consolidated debt to consolidated capitalization ratio and a fixed charge coverage ratio. These ratios are calculated exclusive of non-cash charges, such as fixed asset, goodwill and other intangible asset impairments.

The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements are used to reduce the potential impact of increases in interest rates on variable rate debt. The difference between the fixed rate leg and the variable rate leg of the swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the change in the fair value of a swap designated as a cash flow hedge is accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and is marked to market through accumulated other comprehensive income (loss). Any swap that is not designated as a hedging instrument is marked to market through gain (loss) on investments.

The Company's exposure to derivative instruments is limited to one interest rate swap for an $80.0 million notional amount, which has a fixed interest rate of 5.2% and expires in fiscal year 2013. It has been designated as a cash flow hedge against variability in future interest rate payments on the $80.0 million floating rate senior note. The Company had a $125.0 million notional amount swap, which expired in September 2008, that had previously been designated as a cash flow hedge against variability in future interest payments on a $125.0 million variable rate bond facility. On July 26, 2007, the $125.0 million notional amount swap was de-designated in accordance with SFAS No. 133 due to the Company's decision to prepay the underlying debt. This swap was marked to market in gain (loss) on investments through its expiration date.

Net cash provided by operating activities was $265.3 million for fiscal year 2009 compared to $215.0 million for fiscal year 2008. The increase in cash provided by operating activities for fiscal year 2009 was principally due to a $105.2 million decrease in inventory during fiscal year 2009, partially offset by the decline in net income (loss) and the effect of the Company's non-cash goodwill impairment charge.

Net cash used by investing activities decreased $28.2 million to $119.8 million for fiscal year 2009 from $148.0 million for fiscal year 2008. The decrease in cash used by investing activities was primarily due to a $73.3 million decline in purchases of property and equipment in fiscal year 2009, partially offset by reduced proceeds from the sale of property and equipment.

The Company made capital expenditures of $129.3 million during fiscal year 2009, comprised primarily of amounts related to eight new stores, expansions, remodels and other capital needs. The Company projects capital expenditures for fiscal year 2010 to be approximately $60.0 million, comprised primarily of amounts related to three new stores, expansions, space reductions and other capital needs. Management expects to fund fiscal year 2010 capital expenditures with cash flows from operations.

Net cash used by financing activities increased $21.0 million to $72.3 million for fiscal year 2009 from $51.3 million for fiscal year 2008. The increase in cash used by financing activities was primarily related to a $25.0 million discretionary payment on the Company's term loan under the credit facility in fiscal year 2009.

Management of the Company believes that cash flows from operations and existing credit facilities will be sufficient to cover working capital needs, stock repurchases, dividends, capital expenditures, pension funding and debt service requirements through fiscal year 2010. The Company focused on managing inventories, capital expenditures and expenses in fiscal year 2009, which resulted in an increase in cash and cash equivalents of $73.2 million compared to $15.7 million in fiscal year 2008. The Company expects to continue this focus during fiscal year 2010 and will continue to generate substantial cash flows from operations.

Contractual Obligations and Commercial Commitments

To facilitate an understanding of the Company's contractual obligations and commercial commitments, the following data is provided:

	Payments Due by Period (Dollars in thousands)				
	Total	Within 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years
Contractual Obligations					
Long-Term Debt	$ 667,780	$ —	$325,000	$100,000	$242,780
Estimated Interest Payments on Debt(a)	179,771	37,363	70,247	30,113	42,048
Capital Lease Obligations	25,410	4,486	6,502	6,282	8,140
Operating Leases(b)	608,000	73,859	127,973	98,237	307,931
Purchase Obligations(c)	195,036	72,367	66,335	41,826	14,508
Total Contractual Cash Obligations	$1,675,997	$188,075	$596,057	$276,458	$615,407

	Amount of Commitment Expiration per Period (Dollars in thousands)				
	Total Amounts Committed	Within 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years
Other Commercial Commitments					
Standby Letters of Credit	$31,440	$18,227	$13,213	$—	$—
Import Letters of Credit	52,092	52,092	—	—	—
Total Commercial Commitments	$83,532	$70,319	$13,213	$—	$—

(a) Interest rates used to compute estimated interest payments utilize the stated rate for fixed rate debt and projected interest rates for variable rate debt. Projected rates range from 3.0% to 6.5% over the term of the variable rate debt agreements.

(b) Lease payments consist of base rent only and do not include amounts for percentage rents, real estate taxes, insurance and other expenses related to those locations.

(c) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that are cancelable without penalty have been excluded. Purchase obligations relate primarily to purchases of property and equipment, information technology contracts, maintenance agreements and advertising contracts.

Obligations under the deferred compensation and postretirement benefit plans are not included in the contractual obligations table. The Company's deferred compensation postretirement plans are not funded in advance. Deferred compensation payments during fiscal years 2009 and 2008 totaled $5.4 million and $4.2 million, respectively. Postretirement benefit payments during fiscal years 2009 and 2008 totaled $2.1 million and $2.8 million, respectively.

Obligations under the Company's defined benefit pension plan are not included in the contractual obligations table. Under the requirements of the Pension Protection Act of 2006, the Company is required to fund the net pension liability by fiscal year 2016. The net pension liability is calculated based on certain assumptions at

January 31, 2009, that are subject to change based on economic conditions in the future. The Company has credit balances of $23.7 million, due to excess funding over the minimum requirements in prior years, and does not anticipate making a pension contribution in fiscal year 2010.

In addition, the total uncertain tax position liability for FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48") is approximately $22.0 million, including tax, penalty and interest. The Company is not able to reasonably estimate the timing of these tax related future cash flows and have excluded these liabilities from the table. The Company anticipates that its gross unrecognized tax benefit may decrease by approximately $3.0 million over the next year due to carryover federal issues from the Internal Revenue Services last examination of the 2003 and 2004 tax return years.

Also excluded from the contractual obligations table are payments the Company may make for employee medical costs and workers compensation, general liability and automobile claims.

Off-Balance Sheet Arrangements

The Company has not provided any financial guarantees as of January 31, 2009. The Company has not created, and is not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating the Company's business. The Company does not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect the Company's liquidity or the availability of capital resources.

Recently Issued Accounting Standards

In October 2008, the FASB issued FASB Staff Position ("FSP") SFAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active," which clarified the application of SFAS No. 157, "Fair Value Measurements," in a market that is not active and provided an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The Company has determined that the adoption of FSP SFAS No. 157-3 will not have a material impact on its consolidated financial statements.

In April 2008, the FASB issued FSP SFAS No. 142-3, "Determination of the Useful Life of Intangible Assets." FSP SFAS No. 142-3 is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets," and the period of expected cash flows used to measure the fair value of the asset under FASB SFAS No. 141-R, "Assets and Liabilities Arising from Contingencies in a Business Combination," and other accounting principles generally accepted in the United States of America ("GAAP"). FSP SFAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. The FSP is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008 (fiscal year 2010 for the Company). The Company has determined that the adoption of FSP SFAS No. 142-3 will not have a material impact on its consolidated financial statements.

In February 2008, the FASB issued FSP SFAS No. 157-2, "Effective Date of FASB Statement No. 157," which delayed for one year the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company elected to defer the adoption of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities and will adopt the additional disclosure requirements during fiscal year 2010. The Company has determined that the adoption of FSP SFAS No. 157-2 will not have a material impact on its consolidated financial statements.

Impact of Inflation

While it is difficult to determine the precise effects of inflation, management of the Company does not believe inflation had a material impact on the consolidated financial statements for the periods presented.

Critical Accounting Policies

Management's discussion and analysis discusses the results of operations and financial condition as reflected in the Company's consolidated financial statements, which have been prepared in accordance with GAAP. As discussed in the Notes to the Company's consolidated financial statements, the preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventory valuation, vendor allowances, property and equipment, rent expense, useful lives of depreciable assets, recoverability of long-lived assets, including intangible assets and goodwill, store closing reserves, customer loyalty programs, income taxes, derivative financial instruments, credit income, the calculation of pension and postretirement obligations, self-insurance reserves and stock based compensation.

Management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. See the Notes to the Company's consolidated financial statements for a discussion of the Company's significant accounting policies.

While the Company believes that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, the Company cannot guarantee that its estimates and assumptions will be accurate, which could require the Company to make adjustments to these estimates in future periods.

The following critical accounting policies are used in the preparation of the consolidated financial statements:

Inventory Valuation. Inventories are valued using the lower of cost or market value, determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markup, markdowns and shrinkage, which significantly affect the ending inventory valuation at cost as well as the corresponding charge to cost of goods sold. In addition, failure to take appropriate markdowns currently can result in an overstatement of inventory under the lower of cost or market principle.

Vendor Allowances. The Company receives allowances from its vendors through a variety of programs and arrangements, including markdown reimbursement programs. These vendor allowances are generally intended to offset the Company's costs of selling the vendors' products in our stores. Allowances are recognized in the period in which the Company completes its obligations under the vendor agreements. Most incentives are deducted from amounts owed to the vendor at the time the Company completes its obligations to the vendor or shortly thereafter. The following summarizes the types of vendor incentives and the Company's applicable accounting policies:

- Advertising allowances — Represents reimbursement of advertising costs initially funded by the Company. Amounts are recognized as a reduction to SG&A expenses in the period that the advertising expense is incurred.

- Markdown allowances — Represents reimbursement for the cost of markdowns to the selling price of the vendor's merchandise. Amounts are recognized as a reduction to cost of goods sold in the later of the period that the merchandise is marked down or the reimbursement is negotiated. Amounts received prior to recognizing the markdowns are recorded as a reduction to the cost of inventory.

- Payroll allowances — Represents reimbursement for payroll costs. Amounts are recognized as a reduction to SG&A expenses in the period that the payroll cost is incurred.

Property and Equipment, net. Property and equipment owned by the Company are stated at cost less accumulated depreciation and amortization. Property and equipment leased by the Company under capital leases are stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are recorded utilizing straight-line and in certain circumstances accelerated methods over the shorter of estimated asset lives or related lease terms. The Company also amortizes leasehold improvements over the shorter of the expected lease term or estimated asset life that would include cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the date the assets are placed in service, to be reasonably assured.

Goodwill. Goodwill and other intangible assets are accounted for in accordance with SFAS No. 142. This statement requires that goodwill and other intangible assets with indefinite lives should not be amortized, but should be tested for impairment on an annual basis, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Based on its reporting structure, management has determined the Company has one reporting unit for purposes of applying SFAS No. 142. The goodwill impairment test involves a two-step process. The first step is a comparison of the reporting unit's fair value to its carrying value. The Company determines fair value through various valuation techniques including discounted cash flows and market comparisons. If the carrying value of the reporting unit exceeds its estimated fair value in the first step, a second step is performed to allocate the fair value of the reporting unit to its net assets, including any previously unrecognized identifiable intangible assets. In step two, the fair value of the reporting unit's goodwill is determined based upon the residual of the aggregated identified tangible and intangible assets. This methodology assumes the fair values are the amount a third party would be willing to pay in order to utilize the related benefits of these types of assets. The fair value of the goodwill resulting from this allocation process is then compared to the carrying value of the goodwill with the difference representing the amount of impairment.

The Company completed its annual impairment measurement date at its fiscal year end through use of discounted cash flow techniques and market comparisons and determined that the fair value of the reporting unit was less than its carrying value. The Company allocated the calculated fair value of the reporting unit to the net tangible and intangible assets and liabilities. This allocation of fair value requires significant management estimates and judgments and is based on the best information available at the impairment test date. The Company determined the fair values of the tangible and intangible assets and liabilities on the Company's consolidated balance sheets, as well as intangible assets such as the Company's trade name that are not currently carried on the Company's consolidated balance sheets. As a result, the Company recorded a $326.6 million goodwill impairment charge during the fourth quarter of fiscal year 2009. The impairment of goodwill is a non-cash charge and it does not affect the Company's compliance with financial covenants under its various debt agreements.

Rent Expense. The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. Developer incentives are recognized as a reduction to occupancy costs over the lease term. The lease term commences on the date when the Company gains control of the property.

Useful Lives of Depreciable Assets. The Company makes judgments in determining the estimated useful lives of its depreciable long-lived assets which are included in the consolidated financial statements. The estimate of useful lives is determined by the Company's historical experience with the type of asset purchased.

Recoverability of Long-Lived Assets. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. The Company determines fair value of its retail locations primarily based on the present value of future cash flows.

Store Closing Reserves. The Company reduces the carrying value of property and equipment to fair value for owned locations or recognizes a reserve for future obligations for leased facilities at the time the Company ceases using property and/or equipment. The reserve includes future minimum lease payments and common area maintenance and taxes for which the Company is obligated under operating lease agreements. Additionally, the

Company makes certain assumptions related to potential subleases and lease buyouts that reduce the recorded amount of the reserve. These assumptions are based on management's knowledge of the market and other relevant experience. However, significant changes in the real estate market and the inability to enter into the subleases or obtain buyouts within the estimated time frame may result in increases or decreases to these reserves.

Customer Loyalty Programs. The Company utilizes a customer loyalty program that issues certificates for discounts on future purchases to proprietary charge card customers based on their spending levels. The certificates are classified as a reduction to revenue as they are earned by the customers. The Company maintains a reserve liability for the estimated future redemptions of the certificates. The estimated impact on revenues of a 10% change in program utilization would be $2.1 million.

Pension and Postretirement Obligations. The Company utilizes significant assumptions in determining its periodic pension and postretirement expense and obligations that are included in the consolidated financial statements. These assumptions include determining an appropriate discount rate, investment earnings, rate of compensation increase, as well as the remaining service period of active employees. The Company calculates the periodic pension and postretirement expense and obligations based upon these assumptions and actual employee census data.

The Company maintained an investment earnings assumption of 8.25% to determine its fiscal year 2009 expense. The Company believes that this assumption was appropriate given the composition of its plan assets and historical market returns thereon. The estimated effect of a 0.25% increase or decrease in the investment earnings assumption would increase or decrease pension expense by $0.7 million. The Company has adjusted its earnings assumption to 8.00% for fiscal year 2010.

The Company selected a discount rate assumption of 6.125% to determine its fiscal year 2009 expense. The Company believes that this assumption was appropriate given the composition of its plan obligations and the interest rate environment as of the measurement date. The estimated effect of a 0.25% increase or decrease in the discount rate assumption would have decreased or increased fiscal year 2009 pension expense by $0.9 million. The Company has adjusted its discount rate assumption to 6.375% for fiscal year 2010.

Under the requirements of the Pension Protection Act of 2006, the Company is required to fund the net pension liability by fiscal year 2016. The net pension liability is calculated based on certain assumptions at January 31, 2009, that are subject to change based on economic conditions in the future. The Company has credit balances of $23.7 million, due to excess funding over the minimum requirements in prior years, and does not anticipate making a pension contribution in fiscal year 2010. The Company elected to contribute $20.0 million to the pension plan on September 10, 2008. The Company expects to contribute $1.1 million and $2.8 million to its non-qualified defined benefit Supplemental Executive Retirement Plan and postretirement plan, respectively, in fiscal year 2010.

During fiscal year 2007, Belk's remaining pension plan participants were given the option to elect future benefits under the Belk Enhanced 401(k) Plan in place of their pension plan benefits. Approximately 14.1% of the participants elected this option, resulting in a pension curtailment charge of $0.7 million during fiscal year 2007.

Self Insurance Reserves. The Company is responsible for the payment of workers' compensation, general liability and automobile claims under certain dollar limits. The Company purchases insurance for workers' compensation, general liability and automobile claims for amounts that exceed certain dollar limits. The Company records a liability for its obligation associated with incurred losses utilizing historical data and industry accepted loss analysis standards to estimate the loss development factors used to project the future development of incurred losses. Management believes that the Company's loss reserves are adequate but actual losses may differ from the amounts provided.

Income Taxes. Income taxes are accounted for under the asset and liability method. The annual tax rate is based on income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. Significant judgment is required in determining annual tax expense and in evaluating tax positions. In accordance with FIN 48, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48 on February 4, 2007, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The reserves (including the impact of the related interest and penalties) are adjusted in light of changing facts and circumstances, such as the progress of a tax audit.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accrues interest related to unrecognized tax benefits in interest expense, while accruing penalties related to unrecognized tax benefits in income tax expense (benefit).

Intangible Assets and Liabilities. Leasehold intangibles, which represent the excess of fair value over the carrying value (assets) or the excess of carrying value over fair value (liabilities) of acquired leases, are amortized on a straight-line basis over the remaining terms of the lease agreements. The lease term includes cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the acquisition date, to be reasonably assured. The lease intangibles are included in other current assets and accrued liabilities for the current portions and other assets and other noncurrent liabilities for the noncurrent portions. Customer relationships, which represent the value of customer relationships obtained in acquisitions or purchased, are amortized on a straight-line basis over their estimated useful life and are included in other assets. The carrying value of intangible assets is reviewed by the Company's management to assess the recoverability of the assets when facts and circumstances indicate that the carrying value may not be recoverable.

Derivative Financial Instruments. The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The difference between the fixed rate leg and the variable rate leg of each swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the changes in the fair value of swaps designated as cash flow hedges are accounted for in accordance with SFAS No. 133 and are marked to market through accumulated other comprehensive income (loss). Swaps that are not designated as hedges are marked to market through gain (loss) on investments.

Stock Based Compensation. The Company accounts for stock based compensation under the guidelines of SFAS No. 123(R), "Share Based Payment." SFAS No. 123(R) requires the Company to account for stock based compensation by using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award.

Finance Income. In connection with the program agreement ("Program Agreement") signed with GE Money Bank ("GE"), an affiliate of GE Consumer Finance, in fiscal year 2006, the Company is paid a percentage of net private label credit card account sales. These payments are recorded as an offset to SG&A expenses in the consolidated statements of income. SG&A expenses are reduced by proceeds from the 10-year credit card Program Agreement between Belk and GE, which expires June 30, 2016. This Program Agreement sets forth among other things the terms and conditions under which GE will issue credit cards to Belk's customers. The Company will be paid a percentage of net credit sales, as defined by the Program Agreement, for future credit card sales. Belk is required to perform certain duties and receives fees for these activities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on its variable rate debt. The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable rate debt. The Company does not use financial instruments for trading or other speculative purposes and is not a party to any leveraged derivative instruments. The Company's net exposure to interest rate risk is based on the difference between the outstanding variable rate debt and the notional amount of its designated interest rate swaps. At January 31, 2009, the Company had $422.8 million of variable rate debt, and an $80.0 million notional amount swap, which has a fixed interest rate of 5.2% and expires in fiscal year 2013. The Company had a $125.0 million notional amount swap, which expired in September 2008, that had previously been designated as a cash flow hedge against variability in future interest payments on a $125.0 million bond facility. The effect on the Company's annual interest expense of a one-percent change in interest rates would be approximately $3.4 million.

During the second quarter of fiscal year 2008, the Company de-designated as a cash flow hedge the $125.0 million interest rate swap in conjunction with the Company's plan to refinance the underlying variable rate debt.

During the fourth quarter of fiscal year 2007, the Company terminated an undesignated forward-starting interest rate swap with a notional amount of $75.0 million. The termination resulted in a cash payment of $0.9 million to the swap's counterparty.

In addition, the Company terminated an interest rate swap with a notional value of $50.0 million during fiscal year 2007.

The Company also owns marketable equity securities that are subject to market risk. A discussion of the Company's accounting policies for derivative financial instruments and equity securities is included in the Summary of Significant Accounting Policies in Note 1 to the Company's consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except share and per share amounts)

	Fiscal Year Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Revenues	$ 3,499,423	$ 3,824,803	$ 3,684,769
Cost of goods sold (including occupancy, distribution and buying expenses)	2,430,332	2,636,888	2,451,171
Selling, general and administrative expenses	947,602	982,425	915,766
Goodwill impairment	326,649	—	—
Gain on sale of property and equipment	4,116	3,393	10,316
Other asset impairment and exit costs	31,599	10,766	3,739
Pension curtailment charge	—	—	690
Operating income (loss)	(232,643)	198,117	323,719
Interest expense	(55,512)	(65,980)	(59,260)
Interest income	4,670	7,607	9,204
Gain (loss) on investments	204	(1,100)	5,387
Income (loss) before income taxes	(283,281)	138,644	279,050
Income tax expense (benefit)	(70,316)	42,904	97,200
Net income (loss)	$ (212,965)	$ 95,740	$ 181,850
Basic and diluted net income (loss) per share	$ (4.35)	$ 1.92	$ 3.59
Weighted average shares outstanding:			
Basic	49,010,509	49,749,689	50,594,523
Diluted	49,010,509	49,784,635	50,659,077

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	January 31, 2009	February 2, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 260,134	$ 186,973
Short-term investments	10,250	—
Accounts receivable, net	65,702	65,987
Merchandise inventory	828,497	932,777
Property held for sale	750	11,036
Prepaid income taxes, expenses and other current assets	30,705	21,594
Total current assets	1,196,038	1,218,367
Investment securities	1,074	4,299
Property and equipment, net	1,169,150	1,248,030
Goodwill	—	326,930
Deferred income taxes	128,829	5,196
Other assets	40,156	48,493
Total assets	$2,535,247	$2,851,315
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 236,886	$ 274,092
Accrued liabilities	118,045	135,974
Accrued income taxes	593	25,980
Deferred income taxes	27,997	27,293
Current installments of long-term debt and capital lease obligations	4,486	4,481
Total current liabilities	388,007	467,820
Long-term debt and capital lease obligations, excluding current installments	688,704	717,660
Interest rate swap liability	8,182	8,282
Retirement obligations and other noncurrent liabilities	418,327	268,827
Total liabilities	1,503,220	1,462,589
Stockholders' equity:		
Preferred stock	—	—
Common stock, 400 million shares authorized and 48.8 and 49.6 million shares issued and outstanding as of January 31, 2009 and February 2, 2008, respectively	488	496
Paid-in capital	456,858	479,020
Retained earnings	741,579	977,206
Accumulated other comprehensive loss	(166,898)	(67,996)
Total stockholders' equity	1,032,027	1,388,726
Total liabilities and stockholders' equity	$2,535,247	$2,851,315

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (In thousands)

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 28, 2006	51,744	$517	$537,676	$ 737,730	$ (81,096)	$1,194,827
Comprehensive income:						
Net income	—	—	—	181,850	—	181,850
Reclassification adjustment for investment gains included in net income, net of $154 income taxes	—	—	—	—	(263)	(263)
Unrealized gain on investments, net of $223 income taxes	—	—	—	—	350	350
Unrealized gain on interest rate swaps, net of $866 income taxes	—	—	—	—	1,459	1,459
Defined benefit expense, net of $1,203 income taxes	—	—	—	—	2,564	2,564
Total comprehensive income						185,960
Cash dividends	—	—	—	(18,202)	—	(18,202)
Issuance of stock-based compensation	—	—	(1,482)	—	—	(1,482)
Stock-based compensation expense	—	—	9,434	—	—	9,434
Adoption of SFAS No. 158 adjustment, net of $3,560 income taxes	—	—	—	—	(5,997)	(5,997)
Common stock issued	363	3	608	—	—	611
Repurchase and retirement of common stock	(2,116)	(20)	(39,109)	—	—	(39,129)
Balance at February 3, 2007	49,991	500	507,127	901,378	(82,983)	1,326,022
Comprehensive income:						
Net income	—	—	—	95,740	—	95,740
Unrealized loss on investments, net of $379 income taxes	—	—	—	—	(639)	(639)
Unrealized loss on interest rate swaps, net of $2,109 income taxes	—	—	—	—	(3,553)	(3,553)
Reclassification adjustment for interest rate swap dedesignation included in net income, net of $7 income taxes	—	—	—	—	(51)	(51)
Defined benefit expense, net of $11,416 income taxes	—	—	—	—	19,230	19,230
Total comprehensive income						110,727
Cash dividends	—	—	—	(20,097)	—	(20,097)
Issuance of stock-based compensation	—	—	(2,322)	—	—	(2,322)
Stock-based compensation expense	—	—	(1,939)	—	—	(1,939)
Adoption of FIN 48 adjustment	—	—	—	185	—	185
Common stock issued	359	4	372	—	—	376
Repurchase and retirement of common stock	(781)	(8)	(24,218)	—	—	(24,226)
Balance at February 2, 2008	49,569	496	479,020	977,206	(67,996)	1,388,726
Comprehensive loss:						
Net loss	—	—	—	(212,965)	—	(212,965)
Unrealized loss on investments, net of $740 income taxes	—	—	—	—	(1,247)	(1,247)
Reclassification to loss on investments, net of $231 income taxes	—	—	—	—	(388)	(388)
Unrealized loss on interest rate swaps, net of $807 income taxes	—	—	—	—	(1,360)	(1,360)
Defined benefit expense, net of $57,941 income taxes	—	—	—	—	(97,606)	(97,606)
Effects of changing the pension plan measurement date pursuant to SFAS No. 158, net of $1,008 income taxes	—	—	—	—	1,699	1,699
Total comprehensive loss						(311,867)
Cash dividends	—	—	—	(19,846)	—	(19,846)
Effects of changing the pension plan measurement date pursuant to SFAS No. 158, net of $1,672 income taxes	—	—	—	(2,816)	—	(2,816)
Issuance of stock-based compensation	—	—	(444)	—	—	(444)
Stock-based compensation expense	—	—	314	—	—	314
Common stock issued	57	1	307	—	—	308
Repurchase and retirement of common stock	(873)	(9)	(22,339)	—	—	(22,348)
Balance at January 31, 2009	48,753	$488	$456,858	$ 741,579	$(166,898)	$1,032,027

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Fiscal Year Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Cash flows from operating activities:			
Net income (loss)	$(212,965)	$ 95,740	$ 181,850
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Goodwill impairment	326,649	—	—
Other asset impairment and exit costs	31,599	10,766	3,739
Deferred income tax expense (benefit)	(63,562)	11,357	19,423
Depreciation and amortization expense	165,267	159,945	142,618
Stock-based compensation expense	314	(1,939)	9,434
Pension curtailment	—	—	690
Gain on sale of property and equipment	(1,487)	(1,297)	(8,220)
Amortization of deferred gain on sale and leaseback	(2,629)	(2,096)	(2,096)
(Gain) loss on sale of investments	(204)	1,100	(5,387)
Other non-cash expense	—	—	980
(Increase) decrease in:			
Accounts receivable, net	(94)	(4,233)	(16,385)
Merchandise inventory	104,280	(907)	(7,525)
Prepaid expenses and other assets	(6,050)	6,392	(5,096)
Increase (decrease) in:			
Accounts payable and accrued liabilities	(48,436)	(80,151)	(39,183)
Accrued income taxes	(25,387)	3,294	(13,407)
Retirement obligations and other liabilities	(1,994)	17,039	18,621
Net cash provided by operating activities	265,301	215,010	280,056
Cash flows from investing activities:			
Purchases of property and equipment	(129,282)	(202,668)	(191,128)
Proceeds from sales of property and equipment	19,715	54,682	15,046
Purchases of short-term investments	(17,750)	(564,580)	(563,443)
Proceeds from sales of short-term investments	7,500	564,580	615,513
Proceeds from sales of investments	—	—	6,243
Acquisition of Parisian, net of cash acquired	—	—	(313,648)
Acquisition of Migerobe	—	—	(16,739)
Net cash used by investing activities	(119,817)	(147,986)	(448,156)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	—	125,355	359,510
Principal payments on long-term debt and capital lease obligations	(29,685)	(130,000)	(217,245)
Payments for redemption of interest rate swaps	—	—	(910)
Proceeds from termination of interest rate swap	—	—	50
Stock compensation tax benefit	154	2,938	1,182
Dividends paid	(19,846)	(20,097)	(18,202)
Repurchase and retirement of common stock	(22,348)	(24,226)	(39,129)
Cash paid for withholding taxes in lieu of stock-based compensation shares	(598)	(5,260)	(2,664)
Net cash provided (used) by financing activities	(72,323)	(51,290)	82,592
Net increase (decrease) in cash and cash equivalents	73,161	15,734	(85,508)
Cash and cash equivalents at beginning of period	186,973	171,239	256,747
Cash and cash equivalents at end of period	$ 260,134	$ 186,973	$ 171,239
Supplemental disclosures of cash flow information:			
Income taxes paid	$ 32,710	$ 27,675	$ 92,295
Supplemental schedule of noncash investing and financing activities:			
Increase (decrease) in property and equipment through accrued purchases	(11,079)	10,332	(6,667)
Decrease in property and equipment through assets held for sale	(750)	(11,036)	—
Decrease in property and equipment through adjustment of goodwill	—	(14,874)	—
Increase (decrease) in property and equipment through asummption of capital leases	—	(4,315)	10,686
Increase (decrease) in long-term debt through other current assets	—	(3,220)	—

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Belk, Inc. and its subsidiaries (collectively, the "Company" or "Belk") operate retail department stores in 16 states primarily in the southern United States. All intercompany transactions and balances have been eliminated in consolidation. The Company's fiscal year ends on the Saturday closest to each January 31. All references to fiscal years are as follows:

Fiscal Year	Ended	Weeks
2010	January 30, 2010	52
2009	January 31, 2009	52
2008	February 2, 2008	52
2007	February 3, 2007	53
2006	January 28, 2006	52

Certain prior period amounts have been reclassified to conform with current year presentation. The Company has reclassified its investment in auction rate securities and variable rate demand notes from "Cash and Cash Equivalents" to "Short-Term Investments." The effect of the reclassification causes the purchases and sales of these investments during fiscal years 2008 and 2007 to be presented in the cash flows from investing activities line item in the consolidated statement of cash flows. This reclassification has no impact on net income, cash flows from operating activities, stockholders' equity or total assets for fiscal years 2008 and 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates are required as part of determining stock-based compensation, depreciation, amortization and recoverability of long-lived and intangible assets, valuation of inventory, recovery of goodwill, establishing store closing and other reserves, self-insurance reserves and calculating retirement benefits.

Revenues

The following table gives information regarding the percentage of revenues contributed by each merchandise area for each of the last three fiscal years. There were no material changes between fiscal years, as reflected in the table below.

Merchandise Areas	Fiscal Year 2009	Fiscal Year 2008	Fiscal Year 2007
Women's	37%	37%	37%
Cosmetics, Shoes and Accessories	31%	30%	29%
Men's	16%	17%	17%
Home	10%	10%	11%
Children's	6%	6%	6%
Total	100%	100%	100%

Revenues include sales of merchandise and the net revenue received from leased departments of $3.1 million, $5.7 million and $14.6 million for fiscal years 2009, 2008 and 2007, respectively. Leased department revenues were significantly affected by the conversion of fine jewelry leased departments into an owned fine jewelry operation principally during fiscal year 2008. Sales from retail operations are recorded at the time of delivery and reported net of sales taxes and merchandise returns. The reserve for returns is calculated as a percentage of sales based on historical return percentages.

The Company utilizes a customer loyalty program that issues certificates for discounts on future purchases to proprietary charge card customers based on their spending levels. The certificates are classified as a reduction to revenue as they are earned by the customers. The Company maintains a reserve liability for the estimated future redemptions of the certificates.

Cost of Goods Sold

Cost of goods sold is comprised principally of the cost of merchandise as well as occupancy, distribution and buying expenses. Occupancy expenses include rent, utilities and real estate taxes. Distribution expenses include all costs associated with distribution facilities. Buying expenses include payroll and travel expenses associated with the corporate merchandise buying function.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses are comprised principally of payroll and benefits for retail and corporate employees, depreciation, advertising and other administrative expenses. SG&A expenses are reduced by proceeds from the 10-year credit card program agreement ("Program Agreement") between Belk and GE Money Bank ("GE"), an affiliate of GE Consumer Finance, which expires June 30, 2016. This Program Agreement sets forth among other things the terms and conditions under which GE will issue credit cards to Belk's customers. The Company will be paid a percentage of net credit sales, as defined by the Program Agreement, for future credit card sales. Belk is required to perform certain duties and receives fees for these activities. These amounts totaled $67.3 million, $71.6 million and $65.2 million in fiscal years 2009, 2008 and 2007, respectively.

Gift Cards

At the time gift cards are sold, no revenue is recognized; rather, a liability is established for the face amount of the gift card. The liability is relieved and revenue is recognized when gift cards are redeemed for merchandise. The estimated values of gift cards expected to go unused are recognized as a reduction to SG&A expenses in proportion to actual gift card redemptions as the remaining gift card values are redeemed.

Advertising

Advertising costs, net of co-op recoveries from suppliers, are expensed in the period in which the advertising event takes place and amounted to $134.2 million, $137.1 million and $119.4 million in fiscal years 2009, 2008 and 2007, respectively.

Recoverability of Long-Lived Assets

In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. The Company determines fair value of its retail locations primarily based on the present value of future cash flows.

Cash Equivalents

Cash equivalents include liquid investments with an original maturity of 90 days or less.

Short-term Investments

Short-term investments consist primarily of auction rate securities ("ARS") and variable rate demand notes, whose original maturity is greater than 90 days. Short-term investments are classified as available-for-sale securities and are stated at cost, which approximates fair value.

Merchandise Inventory

Inventories are valued using the lower of cost or market value, determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markup, markdowns and shrinkage, which significantly affect the ending inventory valuation at cost as well as the corresponding charge to cost of goods sold. In addition, failure to take appropriate markdowns can result in an overstatement of inventory under the lower of cost or market principle.

Property Held for Sale

Property held for sale at January 31, 2009, represents a closed retail location which at January 31, 2009, management believes it is probable that the property will be sold in the next fiscal year. The Company will no longer recognize depreciation on this property.

Property held for sale at February 2, 2008, represents a former corporate headquarters facility and a portion of the adjacent land that management believed would be sold in fiscal year 2009. Beginning February 3, 2008, the Company no longer recognized depreciation on this property. The Company sold the headquarters facility on April 22, 2008 and the adjacent land on June 25, 2008 and these transactions resulted in a gain on the sale of property of $0.8 million.

Investment Securities

The Company accounts for investments in accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities classified as available-for-sale are valued at fair value. The Company includes unrealized holding gains and losses for available-for-sale securities in other comprehensive income (loss). Realized gains and losses are recognized on an average cost basis and are included in income. Declines in value that are considered to be other than temporary are reported in gain (loss) on investments.

Property and Equipment, Net

Property and equipment owned by the Company are stated at historical cost less accumulated depreciation and amortization. Property and equipment leased by the Company under capital leases are stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are recorded utilizing straight-line and in certain circumstances accelerated methods over the shorter of estimated asset lives or related lease terms. The Company also amortizes leasehold improvements over the shorter of the expected lease term or estimated asset life that would include cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the date the assets are placed in service, to be reasonably assured.

Goodwill

Goodwill and other intangible assets are accounted for in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." This statement requires that goodwill and other intangible assets with indefinite lives should not be amortized, but should be tested for impairment on an annual basis, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Refer to Note 2 for further discussion of the Company's fiscal year 2009 goodwill impairment.

Rent Expense

The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. Developer incentives are recognized as a reduction to occupancy costs over the lease term. The lease term commences on the date when the Company gains control of the property.

Vendor Allowances

The Company receives allowances from its vendors through a variety of programs and arrangements, including markdown reimbursement programs. These vendor allowances are generally intended to offset the Company's costs of selling the vendors' products in our stores. Allowances are recognized in the period in which the Company completes its obligations under the vendor agreements. Most incentives are deducted from amounts owed to the vendor at the time the Company completes its obligations to the vendor or shortly thereafter.

The following summarizes the types of vendor incentives and the Company's applicable accounting policies:

- Advertising allowances — Represents reimbursement of advertising costs initially funded by the Company. Amounts are recognized as a reduction to SG&A expenses in the period that the advertising expense is incurred.
- Markdown allowances — Represents reimbursement for the cost of markdowns to the selling price of the vendor's merchandise. Amounts are recognized as a reduction to cost of goods sold in the later of the period that the merchandise is marked down or the reimbursement is negotiated. Amounts received prior to recognizing the markdowns are recorded as a reduction to the cost of inventory.
- Payroll allowances — Represents reimbursement for payroll costs. Amounts are recognized as a reduction to SG&A expenses in the period that the payroll cost is incurred.

Stock Based Compensation

The Company accounts for stock based compensation under the guidelines of SFAS No. 123(R), "Share Based Payment." SFAS No. 123(R) requires the Company to account for stock based compensation by using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award.

Self Insurance Reserves

The Company is responsible for the payment of workers' compensation, general liability and automobile claims under certain dollar limits. The Company purchases insurance for workers' compensation, general liability and automobile claims for amounts that exceed certain dollar limits. The Company records a liability for its obligation associated with incurred losses utilizing historical data and industry accepted loss analysis standards to estimate the loss development factors used to project the future development of incurred losses. Management believes that the Company's loss reserves are adequate but actual losses may differ from the amounts provided.

Income Taxes

Income taxes are accounted for under the asset and liability method. The annual tax rate is based on income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. Significant judgment is required in determining annual tax expense and in evaluating tax positions. In accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48 on February 4, 2007, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The reserves (including the impact of the related interest and penalties) are adjusted in light of changing facts and circumstances, such as the progress of a tax audit.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accrues interest related to unrecognized tax benefits in interest expense while accruing penalties related to unrecognized tax benefits in income tax expense (benefit).

Intangible Assets and Liabilities

Leasehold intangibles, which represent the excess of fair value over the carrying value (assets) or the excess of carrying value over fair value (liabilities) of acquired leases, are amortized on a straight-line basis over the remaining terms of the lease agreements. The lease term includes cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the acquisition date, to be reasonably assured. The lease intangibles are included in other current assets and accrued liabilities for the current portions and other assets and other noncurrent liabilities for the noncurrent portions. Customer relationships, which represent the value of customer relationships obtained in acquisitions or purchased, are amortized on a straight-line basis over their estimated useful life and are included in other assets. The carrying value of intangible assets is reviewed by the Company's management to assess the recoverability of the assets when facts and circumstances indicate that the carrying value may not be recoverable.

Derivative Financial Instruments

The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The difference between the fixed rate leg and the variable rate leg of each swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the changes in the fair value of swaps designated as cash flow hedges are accounted for in accordance with

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and are marked to market through accumulated other comprehensive income (loss). Swaps that are not designated as hedges are marked to market through gain (loss) on investments.

As of January 31, 2009, the Company has one interest rate swap for an $80.0 million notional amount, which has a fixed rate of 5.2% and expires in fiscal year 2013. It has been designated as a cash flow hedge against variability in future interest rate payments on the $80.0 million floating rate senior note. The Company had a $125.0 million notional amount swap, which had a fixed rate 6.0% and expired in September 2008, that had previously been designated as a cash flow hedge against variability in future interest payments on a $125.0 million variable rate bond facility. On July 26, 2007, the $125.0 million notional amount swap was de-designated in accordance with SFAS No. 133 due to the Company's decision to prepay the underlying debt. This swap was marked to market in gain (loss) on investments through its expiration date.

In fiscal year 2007, the Company terminated forward starting interest rate swaps with a combined notional value of $125.0 million subsequent to their de-designation during the fourth quarter of fiscal year 2006.

Recently Issued Accounting Standards

In October 2008, the FASB issued FASB Staff Position ("FSP") SFAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active," which clarified the application of SFAS No. 157, "Fair Value Measurements," in a market that is not active and provided an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The Company has determined that the adoption of FSP SFAS No. 157-3 will not have a material impact on its consolidated financial statements.

In April 2008, the FASB issued FSP SFAS No. 142-3, "Determination of the Useful Life of Intangible Assets." FSP SFAS No. 142-3 is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets," and the period of expected cash flows used to measure the fair value of the asset under FASB SFAS No. 141-R, "Assets and Liabilities Arising from Contingencies in a Business Combination," and other accounting principles generally accepted in the United States of America ("GAAP"). FSP SFAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. The FSP is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008 (fiscal year 2010 for the Company). The Company has determined that the adoption of FSP SFAS No. 142-3 will not have a material impact on its consolidated financial statements.

In February 2008, the FASB issued FSP SFAS No. 157-2, "Effective Date of FASB Statement No. 157," which delayed for one year the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company elected to defer the adoption of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities and will adopt the additional disclosure requirements during fiscal year 2010. The Company has determined that the adoption of FSP SFAS No. 157-2 will not have a material impact on its consolidated financial statements.

(2) Goodwill

Goodwill and other intangible assets are accounted for in accordance with SFAS No. 142. This statement requires that goodwill and other intangible assets with indefinite lives should not be amortized, but should be tested for impairment on an annual basis, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Based on its reporting structure, management has determined the Company has one reporting unit for purposes of applying SFAS No. 142. The goodwill impairment test involves a two-step process. The first step is a comparison of the reporting unit's fair value to its carrying value. The Company determines fair value through various valuation techniques including discounted cash flows and market comparisons. If the carrying value of the reporting unit exceeds its estimated fair value in the first step, a second step is performed to allocate the fair value of the reporting unit to its net assets, including any previously unrecognized identifiable intangible assets. In step two, the fair value of the reporting unit's goodwill is determined based upon the residual of the aggregated identified tangible and intangible assets. This methodology assumes the fair values are the amount a third party would be willing to pay in order to utilize the related benefits of these types of assets. The fair value of the goodwill resulting from this allocation process is then compared to the carrying value of the goodwill with the difference representing the amount of impairment.

The Company completed its annual impairment measurement date at its fiscal year end through use of discounted cash flow techniques and market comparisons and determined that the fair value of the reporting unit was less than its carrying value. The Company allocated the calculated fair value of the reporting unit to the net tangible and intangible assets and liabilities. This allocation of fair value requires significant management estimates and judgments and is based on the best information available at the impairment test date. The Company determined the fair values of the tangible and intangible assets and liabilities on the Company's consolidated balance sheets, as well as intangible assets such as the Company's trade name that are not currently carried on the Company's consolidated balance sheets. As a result, the Company recorded a $326.6 million goodwill impairment charge during the fourth quarter of fiscal year 2009. The impairment of goodwill is a non-cash charge and does not affect the Company's compliance with financial covenants under its various debt agreements.

(3) Other Asset Impairment and Exit Costs

In fiscal year 2009, the Company recorded $27.1 million in impairment charges to adjust nine retail locations' net book values to fair value, $3.5 million in exit costs comprised primarily of severance costs associated with the outsourcing of certain information technology and support functions and corporate realignment of functional areas, and a $1.0 million charge for real estate holding costs and other store closing costs. The Company determines fair value of its retail locations primarily based on the present value of future cash flows.

In fiscal year 2008, the Company recorded $8.0 million in impairment charges to adjust two retail locations' net book values to fair value, a $1.8 million asset impairment charge for assets related to a software development project that was abandoned and a $1.0 million charge for real estate holding costs and other store closing costs.

In fiscal year 2007, the Company recorded a $1.2 million asset impairment charge for a retail location's net book value that was less than the fair value, a $0.4 million charge for costs associated with the demolition of a portion of its corporate office building and a $2.1 million charge related to real estate holding costs and other store closing costs.

As of January 31, 2009 and February 2, 2008, the remaining reserve balance for post-closing real estate lease obligations was $7.0 million and $7.5 million, respectively. The Company does not anticipate incurring significant additional exit costs in connection with the store closings. The following is a summary of post-closing real estate lease obligations activity:

	January 31, 2009	February 2, 2008
	(Dollars in thousands)	
Balance, beginning of year	$ 7,483	$ 10,411
Charges and adjustments	879	8,630
Utilization/Payments	(1,318)	(11,558)
Balance, end of year	$ 7,044	$ 7,483

(4) Accumulated Other Comprehensive Loss

The following table sets forth the components of accumulated other comprehensive loss:

	January 31, 2009	February 2, 2008
	(Dollars in thousands)	
Unrealized gain (loss) on investments, net of $287 and $684 of income taxes as of January 31, 2009 and February 2, 2008, respectively	$ (482)	$ 1,153
Unrealized loss on interest rate swaps, net of $3,048 and $2,241 of income taxes as of January 31, 2009 and February 2, 2008, respectively	(5,135)	(3,775)
Defined benefit plans, net of $95,740 and $38,807 of income taxes as of January 31, 2009 and February 2, 2008, respectively	(161,281)	(65,374)
Accumulated other comprehensive loss	$(166,898)	$(67,996)

(5) Accounts Receivable, Net

Accounts receivable, net consists of:

	January 31, 2009	February 2, 2008
	(Dollars in thousands)	
Accounts receivable from vendors	$46,875	$46,278
Credit card accounts receivable	15,437	15,730
Other receivables	3,435	4,073
Less allowance for doubtful accounts	(45)	(94)
Accounts receivable, net	$65,702	$65,987

(6) Investment Securities

Available-for-sale securities consist primarily of equity investments. Details of investments in available-for-sale securities are as follows:

	January 31, 2009	February 2, 2008
	(Dollars in thousands)	
Cost	$1,843	$2,462
Gross unrealized gains (losses)	(769)	1,837
Fair value of securities	$1,074	$4,299

In evaluating the possible impairment of the Company's available-for-sale equity investment securities, consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial conditions and near-term prospects of the issuer and the ability and intent of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. During the third quarter of fiscal year 2009, due to the current economic environment and the financial condition of the issuer, the Company recognized an other-than-temporary impairment on a portion of its investment securities. The impaired investment security had experienced a significant decline in fair value and the Company did not anticipate recovering the security's cost basis in the near future. Accordingly, the Company recorded a $0.6 million other-than-temporary impairment in gain (loss) on investments, and reduced the cost basis of the security to the estimated fair value.

In addition, during the fourth quarter of fiscal year 2009, the Company recognized an other-than-temporary impairment on its investment in a partnership that had been accounted for under the equity method of accounting, as the Company did not anticipate recovering the partnership's cost basis in the near future. The Company determined this other-than-temporary impairment primarily due to the macroeconomic effects across the retail industry which resulted in declines in retail property values associated with this partnership. Accordingly, the Company recorded a $1.4 million other-than-temporary impairment in gain (loss) on investments, and reduced the cost basis of the partnership to a fair value of zero.

At January 31, 2009, the Company's other available-for-sale securities with an unrealized loss position were, in the Company's belief, primarily due to current economic market conditions and the Company does not believe that these securities are other-than-temporarily impaired. At January 31, 2009, the Company has both the intent and the ability to hold these securities for a period of time necessary to recover the unrealized loss.

Realized gains on available-for-sale securities for fiscal year 2007 were $0.4 million.

(7) Property and Equipment, net

Details of property and equipment, net are as follows:

	Estimated Lives	January 31, 2009	February 2, 2008
	(In years)	(Dollars in thousands)	
Land		$ 60,645	$ 62,661
Buildings	primarily 31.5	1,047,784	1,022,518
Furniture, fixtures and equipment	3-7	1,091,927	1,083,081
Property under capital leases	5-20	56,777	56,980
Construction in progress		21,461	50,187
		2,278,595	2,275,427
Less accumulated depreciation and amortization		(1,109,444)	(1,027,397)
Property and equipment, net		$ 1,169,150	$ 1,248,030

The Company recorded depreciation and amortization expense related to property and equipment of $163.3 million, $158.5 million and $138.6 million in fiscal years 2009, 2008, and 2007, respectively.

(8) Sale of Properties

During fiscal year 2009, the Company sold an acquired distribution facility for $4.0 million that resulted in a gain on the sale of property of $0.7 million. The Company also sold an acquired corporate headquarters facility and adjacent land parcels for $12.4 million that resulted in a gain on the sale of property of $1.3 million. In addition, during fiscal year 2009, the Company sold two stores for net proceeds of $2.6 million, which resulted in no gain or loss.

During fiscal year 2008, the Company sold seven stores for net proceeds of $29.2 million.

Effective April 27, 2007, the Company sold a portion of its headquarters building located in Charlotte, NC for $23.3 million. The Company also entered into a lease arrangement with the purchaser of the property to lease the property for a term of 13 years, 8 months. The fiscal year 2008 sale and leaseback transaction resulted in a gain on the sale of the property of $7.3 million, which has been deferred and will be recognized ratably over the lease term.

On August 31, 2006, the Company sold approximately 187 acres of land in Lancaster County, South Carolina to John M. Belk, a related party to the Company, via JMB Land Company, LLC for $4.1 million that resulted in a gain on sale of investments of $4.1 million.

(9) Amortizing Intangibles

Amortizing intangibles are comprised of the following:

	January 31, 2009	February 2, 2008
	(Dollars in thousands)	
Amortizing intangible assets:		
Favorable lease intangibles	$ 10,160	$ 9,692
Accumulated amortization — favorable lease intangibles	(1,928)	(1,281)
Credit card and customer list intangibles	18,746	18,746
Accumulated amortization — credit card and customer list intangibles	(8,504)	(6,146)
Other intangibles	14,004	13,979
Accumulated amortization — other intangibles	(10,762)	(9,482)
Net amortizing intangible assets	$ 21,716	$ 25,508
Amortizing intangible liabilities:		
Unfavorable lease intangibles	$(33,035)	$(33,606)
Accumulated amortization — unfavorable lease intangibles	5,209	3,399
Net amortizing intangible liabilities	$(27,826)	$(30,207)

The Company recorded amortization expense related to amortizing intangibles of $2.0 million, $1.4 million and $4.0 million in fiscal years 2009, 2008, and 2007, respectively.

(10) Accrued Liabilities

Accrued liabilities are comprised of the following:

	January 31, 2009	February 2, 2008
	(Dollars in thousands)	
Salaries, wages and employee benefits	$ 36,229	$ 40,203
Accrued capital expenditures	10,325	21,401
Taxes, other than income	15,452	14,207
Rent	7,647	8,312
Sales returns allowance	6,472	7,412
Interest	5,533	6,714
Store closing reserves	6,062	6,504
Self insurance reserves	5,967	6,135
Advertising	4,889	3,245
Other	19,469	21,841
Accrued Liabilities	$118,045	$135,974

(11) Borrowings

Long-term debt and capital lease obligations consist of the following:

	January 31, 2009	February 2, 2008
	(Dollars in thousands)	
Credit facility term loan	$325,000	$350,000
Senior notes	325,000	325,000
Capital lease agreements through August 2020	25,410	29,361
State bond facility	17,780	17,780
	693,190	722,141
Less current installments	(4,486)	(4,481)
Long-term debt and capital lease obligations, excluding current installments	$688,704	$717,660

As of January 31, 2009, the annual maturities of long-term debt and capital lease obligations over the next five years are $4.5 million, $3.4 million, $328.1 million, $103.3 million, and $3.0 million, respectively. The Company made interest payments of $43.7 million, $49.3 million and $45.1 million, of which $1.7 million, $1.9 million and $2.1 million was capitalized into property and equipment during 2009, 2008, and 2007, respectively.

The Company's borrowings consist primarily of a credit facility that matures in October 2011 and $325.0 million in senior notes. On March 30, 2009, in response to the current economic environment and to ensure continued compliance with our debt covenants, the Company amended its $725.0 million credit facility to reduce available borrowings to $675.0 million, of which a $325.0 million term loan was outstanding at January 31, 2009 and March 30, 2009. Under the amended credit facility, the Company has a $350.0 million revolving line of credit. During the fourth quarter of fiscal year 2009, the Company made a $25.0 million discretionary payment toward the principal value of the $350.0 million term loan under the credit facility that was outstanding at the end of fiscal year 2008. The senior notes are comprised of an $80.0 million floating rate senior note that has variable interest based on three-month LIBOR plus 80 basis points, or 2.15% at January 31, 2009, that matures in July 2012, a $20.0 million fixed rate senior note that bears interest of 5.05% that matures in July 2012, a $100.0 million fixed rate senior note that bears interest of 5.31% that matures in July 2015, and a $125.0 million fixed rate senior note that bears interest of 6.2% that matures in August 2017. On August 31, 2007, the Company entered into the $125.0 million fixed rate senior note agreement to refinance the $125.0 million variable rate bond due July 2008, which was prepaid in full on November 1, 2007. The senior notes have restrictive covenants that are similar to the Company's credit facility.

During fiscal year 2006, the Company entered into a $17.8 million, 20-year variable rate, 1.25% at January 31, 2009, state bond facility in connection with construction of a distribution center in Mississippi.

The amended credit facility allows for up to $200.0 million of outstanding letters of credit. The credit facility charges interest based upon certain Company financial ratios and the interest spread was calculated at January 31, 2009 using either LIBOR plus 112.5 basis points or prime. The weighted average interest rate charged on the credit facility was 1.77% at January 31, 2009. The credit facility contains restrictive covenants including leverage and fixed charge coverage ratios. The Company's calculated leverage ratio dictates the LIBOR spread that will be charged on outstanding borrowings in the subsequent quarter. The leverage ratio is calculated by dividing adjusted debt, which is the sum of the Company's outstanding debt and rent expense multiplied by a factor of eight, divided by pre-tax income plus net interest expense and non-cash items, such as depreciation, amortization, and impairment expense. At January 31, 2009, the maximum leverage allowed under the credit facility is 4.0, and the calculated leverage ratio was 3.6. The Company was in compliance with all covenants at the end of fiscal year 2009 and does not anticipate non-compliance with any debt covenants during fiscal year 2010. To ensure continued compliance with our debt covenants, the Company elected to amend the financial covenants in the credit facility on March 30, 2009. The result of this amendment is an increase in the maximum leverage ratio from 4.0 to 4.25 as well as an increase in the interest spread from LIBOR plus 112.5 basis points to LIBOR plus 200.0 basis points at March 30, 2009, as well as a reduction in the size of the credit facility to $675.0 million. As of January 31, 2009, the Company had $13.4 million of standby letters of credit and a $325.0 million term loan outstanding under the credit facility. Although the stated availability under the credit facility was $386.6 million as of January 31, 2009, the leverage ratio covenant on that date would limit the Company's availability to $140.8 million.

The debt facilities place certain restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock and guarantees, and require maintenance of minimum financial ratios, which include a leverage ratio, consolidated debt to consolidated capitalization ratio and a fixed charge coverage ratio. These ratios are calculated exclusive of non-cash charges, such as fixed asset, goodwill and other intangible asset impairments.

The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements are used to reduce the potential impact of increases in interest rates on variable rate debt. The difference between the fixed rate leg and the variable rate leg of the swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the change in the fair value of a swap designated as a cash flow hedge is accounted for in accordance with SFAS No. 133 and is marked to market through accumulated other comprehensive income (loss). Any swap that is not designated as a hedging instrument is marked to market through gain (loss) on investments.

The Company's exposure to derivative instruments was limited to one interest rate swap as of January 31, 2009, an $80.0 million notional amount swap, which has a fixed interest rate of 5.2% and expires in fiscal year 2013. It has been designated as a cash flow hedge against variability in future interest rate payments on the $80.0 million floating rate senior note. The Company had a $125.0 million notional amount swap, which expired in September 2008, that had previously been designated as a cash flow hedge against variability in future interest payments on a $125.0 million variable rate bond facility. On July 26, 2007, the $125.0 million notional amount swap was de-designated in accordance with SFAS No. 133 due to the Company's decision to prepay the underlying debt. This swap was marked to market in gain (loss) on investments through its expiration date.

(12) Retirement Obligations and Other Noncurrent Liabilities

Retirement obligations and other noncurrent liabilities are comprised of the following:

	January 31, 2009	February 2, 2008
	(Dollars in thousands)	
Pension Liability	$212,317	$ 59,123
Deferred Compensation Plans	31,188	31,818
Post-Retirement Benefits	24,027	24,411
Supplemental Executive Retirement Plans	22,366	23,028
Deferred Gain on Sale/Leaseback	28,698	31,327
Unfavorable Lease Liability	25,971	28,318
Income Tax Reserves	21,964	27,421
Deferred Rent	23,952	20,825
Self-Insurance Reserves	11,028	10,097
Developer Incentive Liability	10,254	7,853
Other Noncurrent Liabilities	6,562	4,606
Retirement Obligations and Other Noncurrent Liabilities	$418,327	$268,827

(13) Leases

The Company leases some of its stores, warehouse facilities and equipment. The majority of these leases will expire over the next 15 years. The leases usually contain renewal options and provide for payment by the lessee of real estate taxes and other expenses and, in certain instances, contingent rentals determined on the basis of a percentage of sales in excess of stipulated minimums. Assets under capital lease and accumulated amortization were $56.8 million and $37.5 million, respectively, at January 31, 2009 and are included in property and equipment, net.

Future minimum lease payments under non-cancelable leases, net of future minimum sublease rental income under non-cancelable subleases, as of January 31, 2009 were as follows:

Fiscal Year	Capital	Operating
	(Dollars in thousands)	
2010	$ 6,189	$ 73,859
2011	4,865	67,831
2012	4,282	60,142
2013	4,268	53,570
2014	3,727	44,667
After 2014	9,443	307,931
Total	32,774	608,000
Less sublease rental income	—	(19,499)
Net rentals	32,774	$588,501
Less imputed interest	(7,364)	
Present value of minimum lease payments	25,410	
Less current portion	(4,486)	
Noncurrent portion of the present value of minimum lease payments	$20,924	

Sublease rental income primarily relates to the portion of the Company's headquarters building located in Charlotte, NC that was sold and leased back by the Company during fiscal year 2008 and was subsequently subleased by the Company.

Net rental expense for all operating leases consists of the following:

	Fiscal Year Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
	(Dollars in thousands)		
Buildings:			
Minimum rentals	$76,512	$75,098	$57,967
Contingent rentals	3,066	4,665	5,978
Sublease rental income	(2,307)	(2,308)	(655)
Equipment	2,008	1,999	1,638
Total net rental expense	$79,279	$79,454	$64,928

(14) Income Taxes

Federal and state income tax expense (benefit) was as follows:

	Fiscal Year Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
	(Dollars in thousands)		
Current:			
Federal	$ (644)	$29,469	$72,106
State	(6,110)	2,078	5,671
	(6,754)	31,547	77,777
Deferred:			
Federal	(69,476)	14,365	18,007
State	5,914	(3,008)	1,416
	(63,562)	11,357	19,423
Income taxes	$(70,316)	$42,904	$97,200

A reconciliation between income taxes and income tax expense (benefit) computed using the federal statutory income tax rate of 35% is as follows:

	Fiscal Year Ended		
	January 31, 2009	February 2, 2008	February 3, 2007
	(Dollars in thousands)		
Income tax at the statutory federal rate	$(99,148)	$48,525	$97,668
State income taxes, net of federal	(1,244)	(839)	4,607
Goodwill impairment	32,835	—	—
Increase in cash surrender value of officers' life insurance	(2,915)	(5,201)	(4,355)
Net increase (decrease) in uncertain tax positions	(4,807)	1,247	1,453
Change in valuation allowances for prior years	4,938	—	(204)
Other	25	(828)	(1,969)
Income taxes	$(70,316)	$42,904	$97,200

Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consist of:

	January 31, 2009	February 2, 2008
	(Dollars in thousands)	
Deferred tax assets:		
Prepaid pension costs	$ 79,736	$ 22,425
Benefit plan costs	31,984	32,231
Store closing and other reserves	15,172	15,312
Inventory capitalization	3,171	3,821
Tax carryovers	10,742	6,788
Interest rate swaps	4,025	3,219
Prepaid rent	9,030	7,805
Goodwill	67,101	—
Intangibles	13,191	13,187
Other	6,626	8,825
Gross deferred tax assets	240,778	113,613
Less valuation allowance	(17,807)	(233)
Net deferred tax assets	222,971	113,380
Deferred tax liabilities		
Property and equipment	74,954	62,691
Intangibles	7,190	7,537
Inventory	38,106	41,933
Investment securities	448	1,649
Goodwill	—	15,072
Other	1,441	6,595
Gross deferred tax liabilities	122,139	135,477
Net deferred tax assets (liabilities)	$100,832	$ (22,097)

Due to current economic conditions and its impact on the future, the Company believes that it is more likely than not that the benefit from certain state net operating loss and credit carryforwards and net deferred tax assets will not be realized. In recognition of this risk, the Company has provided a valuation allowance of $17.6 million on these deferred tax assets. If or when recognized, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at January 31, 2009 will be accounted for as a reduction of income tax expense.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent upon whether there are sufficient sources of income in the future. Management considers these sources of income from 1) the scheduled reversal of deferred tax liabilities, 2) projected future taxable income, 3) taxable income in prior carryback year(s) if carryback is permitted under the tax law, and 4) tax planning strategies in making this assessment.

As of January 31, 2009, the Company has net operating loss carryforwards for federal and state income tax purposes of $0.9 million and $222.6 million, respectively. These carryforwards expire at various intervals through fiscal year 2030 but primarily in fiscal years 2024 and 2025, respectively. The Company also has state job credits of $1.2 million, which are available to offset future taxable income, if any. These credits expire between fiscal years 2016 and 2023. Some of the loss carryforwards are limited to an annual deduction of approximately $0.3 million under Internal Revenue Code Section 382. In addition, the Company has alternative minimum tax net operating loss carryforwards of $1.2 million which are available to reduce future alternative minimum taxable income. Also, due primarily to the goodwill impairment charge and changes to pension liability the Company has a net deferred tax asset before net operating losses, credits and FIN 48 of $92.5 million.

The state net operating loss carryforwards from the income tax return filed included uncertain tax positions taken in prior years. Due to the application of FIN 48, state net operating loss carryforwards as shown on the Company's state income tax return are larger than the state net operating losses for which a deferred tax asset is recognized for financial statement purposes.

During fiscal year 2009 and fiscal year 2008 the Company recognized $0.2 million and $2.9 million, respectively, of excess tax benefits in connection with the issuance of stock compensation awards.

The Company adopted FIN 48 on February 4, 2007. FIN 48 clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This pronouncement also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, the Company recognized a decrease of $0.2 million in the liability for unrecognized tax benefits, which was accounted for as an increase to the February 4, 2007 balance of retained earnings. The implementation also resulted in the recognition of an additional $17.5 million in the liability for unrecognized tax benefits with an offset to deferred tax assets and liabilities.

As of January 31, 2009, the total gross unrecognized tax benefit was $21.6 million. Of this total, $2.8 million represents the amount of unrecognized tax benefits (net of the federal benefit on state issues) that, if recognized, would favorably affect the effective income tax rate in a future period. A reconciliation of the beginning and ending amount of total unrecognized tax benefits, is as follows:

	January 31, 2009	February 2, 2008
Balance, beginning of year	$23,731	$23,754
Additions for tax positions from prior years	1,847	6,826
Reductions for tax positions from prior years	(7,798)	(4,408)
Additions for tax positions related to the current year	4,113	4,206
Settlement payments	(326)	(6,647)
Balance, end of year	$21,567	$23,731

As part of its continuing practice, the Company has accrued interest related to unrecognized tax benefits in interest expense while accruing penalties related to unrecognized tax benefits in tax expense. Total accrued interest and penalties for unrecognized tax benefits (net of the federal benefit on state issues) as of January 31, 2009 was $3.8 million, of which a benefit of $0.8 million was recognized during fiscal year 2009. Any prospective adjustments to the Company's gross unrecognized tax benefit will be recorded as an increase or decrease to interest expense and/or the provision for income taxes (for taxes and penalties) affecting the effective tax rate.

The Company is subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. The Company has concluded all U.S. federal income tax matters with the Internal Revenue Service ("IRS") for tax years through 2004. All material state and local income tax matters have been concluded for tax years through 2004. The IRS has indicated that it will examine the Company's 2006 and 2007 tax year returns. The Company anticipates that this audit will commence within the next 12 months. During fiscal year 2009, the Company settled certain state tax matters included in gross unrecognized tax benefits. As a result of these resolutions, the Company decreased unrecognized tax benefits by $6.5 million, decreased interest and income tax expense by $1.4 million and $4.7 million, respectively and decreased cash by $0.4 million.

The Company anticipates that its gross unrecognized tax benefit may decrease by approximately $3.0 million over the next year due to carryover federal issues from the last IRS examination of the 2003 and 2004 tax return years.

(15) Pension, SERP and Postretirement Benefits

The Company has a defined benefit pension plan, the Belk Pension Plan, which has been partially frozen and closed to new participants. Effective January 1, 2007, the Company offered participants remaining in the pension plan a one-time irrevocable election to freeze their defined benefits and begin participating in an enhanced 401(k) plan. The plan change resulted in a curtailment charge of $0.7 million during fiscal year 2007.

The Company has a non-qualified defined benefit Supplemental Executive Retirement Plan, ("Old SERP"), which provides retirement and death benefits to certain qualified executives. Old SERP has been closed to new executives and has been replaced by the 2004 Supplemental Executive Retirement Plan ("2004 SERP"), a non-qualified defined contribution plan.

The Company also provides postretirement medical and life insurance benefits to certain retired full-time employees. The Company accounts for postretirement benefits by recognizing the cost of these benefits over an employee's estimated term of service with the Company, in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." In accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS No. 87, 88, 106, and 132(R)," the Company is reporting the current portion of liabilities separately from the long term portion.

The change in the projected benefit obligation, change in plan assets, funded status, amounts recognized and unrecognized, net periodic benefit cost and actuarial assumptions are as follows:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008
	(Dollars in thousands)					
Change in projected benefit obligation:						
Benefit obligation at beginning of year	$ 410,290	$410,106	$ 11,980	$ 12,322	$ 27,148	$ 28,836
Service cost	3,095	3,509	189	186	133	167
Interest cost	24,577	23,132	728	708	1,629	1,674
Effect of eliminating early measurement date	524	—	(41)	—	(264)	—
Actuarial (gains) losses	16,610	(1,442)	(1,679)	196	177	(709)
Benefits paid	(25,233)	(25,015)	(898)	(1,432)	(2,119)	(2,820)
Benefit obligation at end of year	429,863	410,290	10,279	11,980	26,704	27,148
Change in plan assets:						
Fair value of plan assets at beginning of year	351,167	336,878	—	—	—	—
Actual return on plan assets	(127,800)	39,304	—	—	—	—
Contributions to plan	20,000	—	898	1,432	2,119	2,820
Effect of eliminating early measurement date	(588)	—	—	—	—	—
Benefits paid	(25,233)	(25,015)	(898)	(1,432)	(2,119)	(2,820)
Fair value of plan assets at end of year	217,546	351,167	—	—	—	—
Funded Status	(212,317)	(59,123)	(10,279)	(11,980)	(26,704)	(27,148)
Unrecognized net transition obligation	—	—	—	—	982	1,309
Unrecognized prior service costs	3,091	3,709	2	2	—	—
Unrecognized net loss	251,653	96,007	4	1,954	1,288	1,198
Net prepaid (accrued)	$ 42,427	$ 40,593	$(10,273)	$(10,024)	$(24,434)	$(24,641)

Actuarial gains and losses are generally amortized over the average remaining service life of the Company's active employees.

Amounts recognized in the consolidated balance sheets consist of the following:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008
			(Dollars in thousands)			
Accrued liabilities	$ —	$ —	$1,034	$ 1,089	$ 2,678	$ 2,737
Deferred income tax assets	94,892	37,144	3	729	845	932
Retirement obligations and other noncurrent liabilities	212,317	59,123	9,245	10,891	24,027	24,411
Accumulated other comprehensive loss	(159,852)	(62,572)	(3)	(1,227)	(1,426)	(1,575)

	Pension Benefits		Old SERP Plan		Postretirement Benefits	
	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008
			(Dollars in thousands)			
Obligation and funded status at January 31, 2009 and November 1, 2007, respectively:						
Projected benefit obligation	$429,863	$410,290	$10,279	$11,980	$26,704	$27,148
Accumulated benefit obligation	429,863	410,290	9,543	11,132	N/A	N/A
Fair value of plan assets	217,546	351,167	—	—	—	—

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008
			(Dollars in thousands)			
Net actuarial loss	$(157,912)	$(60,245)	$ (2)	$(1,226)	$ (810)	$ (754)
Prior service cost	(1,940)	(2,327)	(1)	(1)	- —	
Transition obligation	—	—	—	—	(616)	(821)
	$(159,852)	$(62,572)	$ (3)	$(1,227)	$(1,426)	$(1,575)

Activity related to plan assets and benefit obligations recognized in accumulated other comprehensive loss are as follows:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008	January 31, 2009	February 2, 2008
			(Dollars in thousands)			
Adjustment to minimum liability	$(105,416)	$11,015	$1,054	$(123)	$ (69)	$291
Effect of eliminating early measurement date	1,621	—	34	—	44	—
Amortization of unrecognized items:						
Net transition obligation	—	—	—	—	164	164
Prior service cost	311	311	—	—	—	—
Net losses	6,204	7,346	136	122	10	104
	$ (97,280)	$18,672	$1,224	$ (1)	$149	$559

Weighted average assumptions were:

	Pension Plan			Old SERP Plan			Postretirement Plan		
	January 31, 2009	February 2, 2008	February 3, 2007	January 31, 2009	February 2, 2008	February 3, 2007	January 31, 2009	February 2, 2008	February 3, 2007
Discount rates	6.375%	6.125%	5.750%	6.375%	6.125%	5.750%	6.375%	6.125%	5.750%
Rates of compensation increase	4.0	4.0	4.0	4.0	4.0	4.0	N/A	N/A	N/A
Return on plan assets	8.25	8.25	8.5	N/A	N/A	N/A	N/A	N/A	N/A

The Company developed the discount rate by matching the projected future cash flows of the plan to a modeled yield curve consisting of over 500 Aa-graded, noncallable bonds. Based on this analysis, management selected a 6.375% discount rate, which represented the calculated yield curve rate plus 25 basis points. The pension plan's expected return assumption is based on the weighted average aggregate long-term expected returns of various actively managed asset classes corresponding to the plan's asset allocation.

SFAS No. 158 required the Company to transition its measurement date to the end of fiscal year 2009 as compared to a measurement date of November 1 for previous fiscal years. This resulted in a measurement period of fifteen months during fiscal year 2009, 3 months of which were recorded as an adjustment to retained earnings of $2.8 million, net of $1.7 million income taxes.

The measurement date for the defined benefit pension plan, Old SERP and postretirement benefits for fiscal year 2009 is January 31, 2009. For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for fiscal year 2009; the rate was assumed to decrease to 5.0% gradually over the next 6 years and remain at that level for fiscal years thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing or decreasing the assumed health care cost trend rates by one percentage point would increase or decrease the accumulated postretirement benefit obligation as of January 31, 2009 by $0.5 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended January 31, 2009 by $0.1 million.

The Company maintains policies for investment of pension plan assets. The policies set forth a structure for managing assets, which includes various asset classes and investment management styles that, in the aggregate, are expected to produce a sufficient level of diversification and investment return over time and provide for the availability of funds for benefits as they become due. The policies also provide guidelines for each investment portfolio that control the level of risk assumed in the portfolio and ensure that assets are managed in accordance with stated objectives.

The asset allocation for the pension plan is as follows:

	Target Allocation	Percentage of Plan Assets at Measurement Date		
	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007
Equity Securities	60 - 70%	60%	65%	68%
Fixed Income	30 - 40%	39%	34%	31%
Cash	0%	1%	1%	1%
Total	100%	100%	100%	100%

The Company expects to have the following benefit payments related to its pension, Old SERP and postretirement plans in the coming years:

Fiscal Year	Pension Plan	Old SERP Plan	Postretirement Plan
		(Dollars in thousands)	
2010	$ 25,749	$1,066	$ 2,761
2011	25,878	1,036	2,719
2012	26,153	1,006	2,694
2013	26,599	977	2,604
2014	27,256	1,159	2,562
2015 — 2019	145,852	5,405	12,492

Under the requirements of the Pension Protection Act of 2006, the Company is required to fund the net pension liability by fiscal year 2016. The net pension liability is calculated based on certain assumptions at January 31, 2009, that are subject to change based on economic conditions in the future. The Company has credit balances of $23.7 million, due to excess funding over the minimum requirements in prior years, and does not anticipate making a pension contribution in fiscal year 2010. The Company elected to contribute $20.0 million to the pension plan on September 10, 2008. The Company expects to contribute $1.1 million and $2.8 million to its Old SERP and postretirement plan, respectively, in fiscal year 2010.

The components of net periodic benefit expense are as follows:

	Fiscal Year Ended								
	Pension Plan			Old SERP Plan			Postretirement Plan		
	January 31, 2009	February 2, 2008	February 3, 2007	January 31, 2009	February 2, 2008	February 3, 2007	January 31, 2009	February 2, 2008	February 3, 2007
	(Dollars in thousands)								
Service cost	$ 3,095	$ 3,509	$ 3,585	$ 189	$ 186	$133	$ 133	$ 167	$ 158
Interest cost	24,577	23,132	21,545	728	707	655	1,629	1,674	1,598
Expected return on assets	(23,584)	(23,191)	(23,924)	—	—	—	—	—	—
Amortization of unrecognized items:									
Net transition obligation	—	—	—	—	—	—	262	262	262
Prior service cost	495	495	576	1	1	2	—	—	—
Net losses (gains)	9,887	11,707	12,016	217	195	42	16	165	(73)
Annual benefit expense	$ 14,470	$ 15,652	$ 13,798	$1,135	$1,089	$832	$2,040	$2,268	$1,945
Curtailment loss	—	—	690	—	—	—	—	—	—
Total expense	$ 14,470	$ 15,652	$ 14,488	$1,135	$1,089	$832	$2,040	$2,268	$1,945

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in fiscal year 2010 are as follows:

	Pension Benefits	Old SERP Plan	Postretirement Benefits
		(Dollars in thousands)	
Amortization of actuarial loss	$12,929	$—	$ 31
Amortization of prior service cost	495	1	—
Amortization of transition obligation	—	—	262
Total recognized from other comprehensive income	$13,424	$ 1	$293

(16) Other Employee Benefits

The Belk Employees' Health Care Plan provides medical and dental benefits to substantially all full-time employees. This plan for medical and dental benefits is administered through a 501 (c) (9) Trust. The Group Life Insurance Plan and The Belk Employees Short Term Disability Insurance Plan provide insurance to substantially all full-time employees and are fully insured through contracts issued by insurance companies. Expense recognized by the Company under these plans amounted to $44.0 million, $43.9 million and $44.0 million in fiscal years 2009, 2008 and 2007, respectively.

The Belk 401(k) Savings Plan, a defined contribution plan, provides benefits for substantially all employees. During fiscal year 2009, the contributions to the plan were comprised of a matching contribution, generally 100% of the employees' contribution up to 6% of eligible compensation. A basic contribution was also given to certain employees resulting from a prior benefit formula, approximately 2% of eligible compensation, regardless of the employees' contributions. The cost of the plan was $11.6 million, $12.8 million and $11.3 million in fiscal years 2009, 2008 and 2007, respectively.

The Company has a non-qualified 401(k) Restoration Plan for highly compensated employees, as defined by ERISA. The plan provides contributions to a participants' account ranging from 2.0% to 4.5% of eligible compensation to restore benefits limited in the qualified 401(k) plan. Participants can contribute up to 25% of eligible compensation. The Company accrues each participant's return on investment based on an asset model of their choice. The (benefit) cost of the plan to the Company in fiscal years 2009, 2008 and 2007 was $(1.0) million, $1.0 million and $1.3 million, respectively.

The 2004 SERP, a non-qualified defined contribution retirement benefit plan for certain qualified executives, provides annual contributions ranging from 7% to 11% of eligible compensation to the participants' accounts, which earn 6.5% interest annually. The contribution and interest costs charged to operations were $1.7 million, $2.4 million and $1.5 million in fiscal years 2009, 2008 and 2007, respectively.

Certain eligible employees participate in a non-qualified Deferred Compensation Plan ("DCP"). Participants in the DCP have elected to defer a portion of their regular compensation subject to certain limitations prescribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at various rates that have historically been between 7% and 11%. Interest cost related to the plan and charged to interest expense was $4.0 million, $3.9 million and $4.2 million in fiscal years 2009, 2008 and 2007, respectively.

Effective January 1, 2006, the Company established the Pension Restoration Plan, a non-qualified defined contribution plan. The plan provides benefits for certain officers, whose pension plan benefit accruals were frozen, that would have been otherwise grandfathered in their pension participation based on age and vesting. Accrued expense of $0.8 million, $0.5 million and $0.6 million was incurred for fiscal years 2009, 2008 and 2007, respectively, to provide benefits under this plan.

(17) Stock-Based Compensation

Under the Belk, Inc. 2000 Incentive Stock Plan (the "Incentive Plan"), the Company is authorized to award up to 2.8 million shares of common stock for various types of equity incentives to key executives of the Company.

The Company recognized compensation expense (income), net of tax, under the Incentive Plan of $0.2 million, $(1.2) million and $6.0 million for fiscal years 2009, 2008 and 2007, respectively.

Performance Based Stock Award Programs

The Company has a performance based stock award program (the "Long Term Incentive Plan" or "LTI Plan"), which the Company grants, under its Incentive Plan, stock awards to certain key executives. Shares awarded under the LTI Plan vary based on company results versus specified performance targets and generally vest at the end of the performance period. Prior to fiscal year 2009, the performance period was typically three years. Beginning with fiscal year 2009, the LTI Plan began using a one-year performance period and a two-year service period. A portion of any shares earned during the performance period will be issued at the end of the performance period with the remaining shares issued at the end of the service period.

LTI Plan compensation costs recorded under SFAS No. 123(R) are computed using the fair value of the Company's stock on the grant date based on a third-party valuation and the estimated expected attainment of performance goals. As of January 31, 2009, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the LTI Plan.

The Company modified the plan goals for the 28 participants of the LTI Plan that vested at the end of fiscal year 2007 to incorporate the impact on financial results of the acquisition of the Proffitt's, McRae's and Parisian stores. The plan change increased compensation cost for fiscal year 2007 by $1.8 million.

The weighted-average grant-date fair value of shares granted under the LTI Plans during fiscal years 2009, 2008 and 2007 was $25.60, $30.81 and $20.41, respectively. The total fair value of stock grants issued under the LTI Plans during fiscal years 2009, 2008 and 2007 was $1.3 million, $11.2 million and $6.4 million, respectively. The fiscal year 2009 LTI performance targets were not met, therefore no stock grants vested. The total fair value of stock grants vested under the LTI Plans during fiscal years 2008 and 2007 was $1.4 million and $9.6 million, respectively.

Activity under the LTI Plan during the year ended January 31, 2009 is as follows:

	Shares	Weighted-Average Grant Date Fair Value per Share
	(In thousands)	
Non-vested at February 2, 2008	—	
Granted	302	$25.60
Changes in Performance Estimates	(291)	$25.60
Vested	—	
Forfeited	(11)	$25.60
Non-vested at January 31, 2009	—	

The Company implemented performance-based stock award programs (the "Executive Transition Incentive Plans" or the "ETI Plans") in connection with the acquisition and integration of the Proffitt's and McRae's stores (the "PM Plan") and Parisian stores (the "Parisian Plan") in fiscal years 2006 and 2007, respectively. Shares awarded under the ETI Plans varied based upon Company results versus specified performance targets. Shares awarded in the PM Plan vested at the end of each of two one-year performance periods ended August 4, 2007 and July 29, 2006. Shares awarded in the Parisian Plan vested at the end of a 16 month period, ending February 2, 2008. In addition, during fiscal year 2008, the Company made a discretionary award of approximately 50% of the total award to the participants in the Parisian Plan. The award resulted in compensation cost for fiscal year 2008 of $0.5 million.

ETI Plans compensation costs were recorded under SFAS No. 123(R) and were computed using the fair value stock price on the grant date and the estimated expected attainment of performance goals. The Company issued new shares of common stock as the awards vested at the end of each performance period.

The Company modified the plan goals for 23 of the participants of the PM Plan for the performance period that ended on August 4, 2007 to incorporate the impact on financial results of the acquisition of the Parisian stores. The plan change increased compensation cost for fiscal year 2007 by $0.6 million.

The weighted-average grant-date fair values for shares granted under the ETI Plans were $27.15 and $26.40 for fiscal years 2008 and 2007, respectively. The total fair value of stock grants vested and issued under the ETI Plans during fiscal years 2009, 2008 and 2007 was $0.4 million, $4.5 million and $2.1 million, respectively. The ETI Plans did not vest any stock grants in fiscal year 2009. The total fair value of stock grants vested under the ETI Plans during fiscal year 2008 was $5.0 million.

The Company granted two service-based stock awards in fiscal year 2009. One service-based award will have two vesting periods, and will issue five thousand shares at the end of each service period. As long as the associate is employed at April 1, 2010, a total of ten thousand will have been issued. The second service-based award granted approximately seven thousand shares in fiscal year 2009. This service-based award vested in fiscal year 2009. The weighted-average grant-date fair value for shares granted under these service-based awards was $26.49 for fiscal year 2009. The total fair value of stock grants vested during fiscal year 2009 was $0.2 million. As of January 31, 2009, there was $0.1 million unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the service-based plan.

In fiscal year 2007, the Company established a five-year performance-based incentive stock plan for the Chief Financial Officer (the "CFO Incentive Plan"). Up to 11,765 shares are awarded under the plan at the end of each fiscal year if an annual Company performance goal is met. Performance goals are established annually for each of the five one-year performance periods, which results in five separate grant dates. The participant has the option to receive 30% of the award in cash (liability portion) at the end of each of the five one-year periods. The annual cash award is based on the number of shares earned during the annual period times the fair value of the Company's stock as of the fiscal year end. The amounts under the liability portion of the award vest ratably at the end of each fiscal year. The remaining 70% of the award (equity portion) is granted in the Company's stock. Shares granted under the equity portion vest at the end of the five-year period. The award also includes a cumulative five-year look-back feature whereby previously unearned one-year awards can be earned based on cumulative performance. The shares that were awarded based on the fiscal years 2008 and 2007 performance goal had a grant date fair value of $31 and $19 per share, respectively. The total fair value of stock grants issued during fiscal year 2008 was $0.3 million. The CFO Incentive Plan did not result in any compensation cost in fiscal year 2009 and 2008 and $0.2 million in fiscal year 2007. Future compensation cost will be determined based on future grant date fair values and attainment of the performance goals.

(18) Purchase Obligations

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that are cancelable without penalty have been excluded. Purchase obligations relate primarily to purchases of property and equipment, information technology contracts, maintenance agreements and advertising contracts.

The annual amount and due dates of purchase obligations as of January 31, 2009 are $72.4 million due within one year, $66.3 million due within one to three years, $41.8 million due within three to five years, and $14.5 million due after five years.

(19) Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding for the period. The diluted EPS calculation includes the effect of contingently issuable stock-based compensation awards with performance vesting conditions as being outstanding at the beginning of the period in which all vesting conditions are met. The reconciliation of basic and diluted shares for fiscal years 2009 and 2008 is as follows:

	January 31, 2009	February 2, 2008	February 3, 2007
Basic Shares	49,010,509	49,749,689	50,594,523
Dilutive contingently-issuable vested share awards	—	34,946	64,554
Diluted Shares	49,010,509	49,784,635	50,659,077

For fiscal year ended January 31, 2009, the Company had a net loss from operations, therefore, the inclusion of contingently-issuable vested share awards would have an anti-dilutive effect on the Company's calculation of diluted loss per share. Accordingly, the diluted loss per share equals basic loss per share for this period.

(20) Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. The Company partially adopted SFAS No. 157 as of February 3, 2008. Although the adoption of SFAS No. 157 did not have an effect on the Company's consolidated financial statements, the Company is now required to provide additional disclosures. In February 2008, the FASB issued FSP No. 157-2, which delayed for one year the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company elected to defer the adoption of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities and will adopt the additional disclosure requirements during fiscal year 2010.

SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets and liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of January 31, 2009, the Company held certain assets and liabilities that are required to be measured at fair value on a recurring basis. These included the Company's ARS, available-for-sale investment securities and an interest rate swap. The Company utilized the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant data generated by market transactions involving identical or comparable assets or liabilities.

The Company's ARS of $10.3 million have been classified as Level 3 assets as the Company used unobservable inputs to determine fair value. The type of ARS owned by the Company is backed by student loans, which are 97% guaranteed under the Federal Family Education Loan Program, and carry the highest credit ratings of AAA. Historically, the fair value of the Company's ARS holdings approximated par value due to the frequent auction periods, which provided liquidity to these investments. However, during fiscal year 2009, many auctions involving this security failed. The failed auctions resulted in limited liquidity, however the Company continues to receive interest in accordance with the terms at each auction date. The Level 3 determination was used as a result of the lack of trading in these securities. The ARS fair value determination used an income-approach considering factors that reflect assumptions market participants would use in pricing, including: the collateralization underlying the investment; the creditworthiness of the counterparty; expected future cash flows, including the next time the security is expected to have a successful auction; and risks associated with the uncertainties in the current market. The Company has no reason to believe that the underlying issuer of the ARS is presently at risk or that the underlying credit quality of the assets backing the ARS investment has been impacted by the reduced liquidity of this investment.

The Company's available-for-sale investment securities' unrealized holding gains and losses are included in other comprehensive income. The fair value of available-for-sale securities is based on quoted market prices. The Company has entered into interest rate swap agreements with financial institutions to manage the exposure to changes in interest rates. The fair value of interest rate swap agreements is the estimated amount that the Company would pay or receive to terminate the swap agreement, taking into account the current credit worthiness of the swap counterparties. The fair values of swap contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. The Company has consistently applied these valuation techniques in all periods presented. Additionally, the change in the fair value of a swap designated as a cash flow hedge is accounted for in accordance with SFAS No. 133 and is marked to market through accumulated other comprehensive income (loss). Any swap that is not designated as a hedging instrument is marked to market through gain (loss) on investments. During the year ended January 31, 2009, the Company recorded a $2.3 million gain on investments for an undesignated swap that expired during the year.

The Company's assets and liabilities measured at fair value on a recurring basis subject to the disclosure requirements of SFAS No. 157 at January 31, 2009, were as follows:

		Fair Value Measurements at Reporting Date Using		
Description	January 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Dollars in thousands)		
Auction rate securities	$10,250	$ —	$ —	$10,250
Investment securities	1,074	1,074	—	—
Total assets measured at fair value	$11,324	$1,074	$ —	$10,250
Interest rate swap liability	$ 8,182	$ —	$8,182	$ —
Total liabilities measured at fair value	$ 8,182	$ —	$8,182	$ —

The following table provides a reconciliation of the beginning and ending balances of the Company's investment in ARS (Level 3):

Balance as of February 2, 2008	$ —
Purchases of auction rate securities	17,750
Total losses realized/unrealized included in earnings	—
Sale of auction rate securities	(7,500)
Balance as of January 31, 2009	$10,250

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115," which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. The statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. The Company adopted SFAS No. 159 as of February 3, 2008 but did not elect the fair value measurement option for any financial assets or liabilities.

Carrying values approximate fair values for financial instruments that are short-term in nature, such as cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses, notes payable and lines of credit. The fair values of the Company's long-term debt are as follows:

	January 31, 2009		February 2, 2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Dollars in thousands)			
Long-term debt (excluding capitalized leases)	$667,780	$612,702	$692,780	$682,714

The fair value of the Company's fixed rate long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying value of the Company's variable rate long-term debt approximates its fair value.

(21) Stockholders' Equity

Authorized capital stock of Belk, Inc. includes 200 million shares of Class A common stock, 200 million shares of Class B common stock and 20 million shares of preferred stock, all with par value of $.01 per share. At January 31, 2009, there were 47,288,996 shares of Class A common stock outstanding, 1,463,896 shares of Class B common stock outstanding, and no shares of preferred stock outstanding.

Class A shares are convertible into Class B shares on a 1 for 1 basis, in whole or in part, at any time at the option of the holder. Class A and Class B shares are identical in all respects, with the exception that Class A stockholders are entitled to 10 votes per share and Class B stockholders are entitled to one vote per share. There are restrictions on transfers of Class A shares to any person other than a Class A permitted holder. Each Class A share transferred to a non-Class A permitted holder automatically converts into one share of Class B.

On April 1, 2009, the Company declared a regular dividend of $0.20 per share on 47,286,216 shares of Class A and 1,474,285 shares of Class B common stock outstanding on that date. On April 2, 2008, the Company declared a regular dividend of $0.40 per share on 47,839,376 shares of Class A and 1,774,474 shares of Class B common stock outstanding on that date. On April 4, 2007, the Company declared a regular dividend of $0.40 per share on 48,327,819 shares of Class A and 1,915,733 shares of Class B common stock outstanding on that date.

On April 1, 2009, the Company's Board of Directors approved a self-tender offer to purchase up to 500,000 shares of common stock at a price of $11.90 per share. On April 2, 2008, the Company's Board of Directors approved a self-tender offer to purchase up to 1,000,000 shares of common stock at a price of $25.60 per share. The tender offer was initiated on April 23, 2008, and on May 22, 2008, the Company accepted for purchase 520,063 shares of Class A and 352,895 shares of Class B common stock for $22.3 million.

On May 23, 2007, the Company accepted for purchase in its self-tender offer 472,843 shares of outstanding Class A and 308,641 shares of outstanding Class B common stock for $24.2 million. The self-tender offer was authorized by the Board of Directors on April 4, 2007 and was initiated on April 25, 2007.

On May 18, 2006, the Company completed the self-tender offer authorized by the Board of Directors on March 29, 2006 and repurchased 1,468,733 shares of outstanding Class A and 589,024 shares of outstanding Class B common stock for $39.1 million.

(22) Acquisitions

Parisian

Effective October 2, 2006, the Company completed the acquisition of all of the capital stock of the corporations that operated 40 Parisian stores, the Parisian corporate headquarters, and a distribution center ("Parisian Acquisition" or "Parisian") from Saks Incorporated for a purchase price of $314.7 million. The results of the acquired operations have been included in the consolidated financial statements from the date of acquisition. The acquisition resulted in $74.5 million of goodwill, which is the excess purchase price over the fair value of the acquired assets, net of assumed liabilities. No goodwill for the Parisian Acquisition is deductible for tax purposes.

Effective October 30, 2006, the Company sold certain assets and lease rights related to four of the Parisian stores for $25.7 million. In fiscal year 2008, the Company completed the disposition of 11 additional Parisian stores and during the third quarter re-branded the remaining 25 Parisian stores as Belk.

Migerobe, Inc.

Effective July 30, 2006, the Company completed the acquisition of the assets of Migerobe, Inc. ("Migerobe"), a company that leased fine jewelry departments in 35 Belk stores, for a purchase price of $19.1 million. The acquisition resulted in $4.3 million of goodwill, which is the excess purchase price over the fair value of the acquired assets, net of assumed liabilities. The results of the Migerobe operations have been included in the consolidated financial statements from the date of acquisition.

(23) Hurricane Katrina

The Company operated 20 stores in the areas that were affected by Hurricane Katrina in fiscal year 2006. Operations were interrupted at 13 store locations, with the most significant physical damage at the Company's Biloxi, Mississippi location. For fiscal year 2007, the Company received insurance recoveries of $10.7 million for Hurricane Katrina losses. Of this amount, $8.2 million has been recorded as a gain on sale of property and equipment, $0.7 million related to the business interruption coverage has been recorded as a reduction to cost of goods sold, and $1.7 million was payment for expense recoveries recognized in fiscal year 2006.

(24) Selected Quarterly Financial Data (unaudited)

The following table summarizes the Company's unaudited quarterly results of operations for fiscal years 2009 and 2008:

	Three Months Ended			
	January 31, 2009	November 1, 2008	August 2, 2008	May 3, 2008
	(In thousands, except per share amounts)			
Revenues	$1,111,407	$741,403	$829,301	$817,312
Gross profit(1)	345,562	208,811	255,655	259,063
Net income (loss)	(202,813)	(23,488)	8,207	5,129
Basic income (loss) per share	(4.16)	(0.48)	0.17	0.10
Diluted income (loss) per share	(4.16)	(0.48)	0.17	0.10

	Three Months Ended			
	February 2, 2008	November 3, 2007	August 4, 2007	May 5, 2007
	(In thousands, except per share amounts)			
Revenues	$1,232,377	$808,338	$879,604	$904,484
Gross profit(1)	397,465	236,779	261,776	291,895
Net income (loss)	85,669	(6,925)	7,495	9,501
Basic income (loss) per share	1.73	(0.14)	0.15	0.19
Diluted income (loss) per share	1.73	(0.14)	0.15	0.19

(1) Gross profit represents revenues less cost of goods sold (including occupancy, distribution and buying expenses)

Per share amounts are computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Belk, Inc.:

We have audited Belk, Inc. and subsidiaries' (the Company) internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Belk, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Belk, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Belk, Inc. and subsidiaries as of January 31, 2009 and February 2, 2008, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 31, 2009, and our report dated April 15, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Charlotte, North Carolina
April 15, 2009

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS

Certain statements made in this report, and other written or oral statements made by or on behalf of the Company, may constitute "forward-looking statements" within the meaning of the federal securities laws. Statements regarding future events and developments and the Company's future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. You can identify these forward-looking statements through our use of words such as "may," "will," "intend," "project," "expect," "anticipate," "believe," "estimate," "continue" or other similar words.

Forward-looking statements include information concerning possible or assumed future results from merchandising, marketing and advertising in our stores and through the Internet, our ability to be competitive in the retail industry, our ability to execute profitability and efficiency strategies, our ability to execute our growth strategies, anticipated benefits from the opening of new distribution facilities, the expected benefit of our new systems and technology, and the anticipated benefits from our acquisitions and the sale of our proprietary credit card portfolio. These forward-looking statements are subject to certain risks and uncertainties that may cause our actual results to differ significantly from the results we discuss in such forward-looking statements. We believe that these forward-looking statements are reasonable. However, you should not place undue reliance on such statements.

Risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements include, but are not limited to:

- General economic, political and business conditions, nationally and in our market areas, including rates of economic growth, interest rates, inflation or deflation, consumer credit availability, levels of consumer debt and bankruptcies, tax rates and policy, unemployment trends, potential acts of terrorism and threats of such acts and other matters that influence consumer confidence and spending;
- Our ability to anticipate the demands of our customers for a wide variety of merchandise and services, including our predictions about the merchandise mix, quality, style, service, convenience and credit availability of our customers;
- Unseasonable and extreme weather conditions in our market areas;
- Seasonal fluctuations in quarterly net income due to the significant portion of our revenues generated during the holiday season in the fourth fiscal quarter and the significant amount of inventory we carry during that time;
- Competition from other department and specialty stores and other retailers, including luxury goods retailers, general merchandise stores, Internet retailers, mail order retailers and off-price and discount stores, in the areas of price, merchandise mix, quality, style, service, convenience, credit availability and advertising;
- Our ability to effectively use advertising, marketing and promotional campaigns to generate high customer traffic in our stores;
- Our ability to find qualified vendors from which to source our merchandise and our ability to access products in a timely and efficient manner from a wide variety of domestic and international vendors;
- The income we receive from, and the timing of receipt of, payments from GE, the operator of our private label credit card business, which depends upon the amount of purchases made through the proprietary credit cards, the level of finance charge income generated from the credit card portfolio, the number of new accounts generated, changes in customers' credit card use, and GE's ability to extend credit to our customers;
- Our ability to correctly anticipate the appropriate levels of inventories during the year;
- Our ability to manage our expense structure;
- Our ability to realize the planned efficiencies from our acquisitions and effectively integrate and operate the acquired stores and businesses, including our fiscal year 2007 acquisition of Parisian stores and our fiscal year 2007 acquisition of the assets of Migerobe and commencement of our new fine jewelry business;

- Our ability to continue to increase our number of stores, including the availability of existing retail stores or store sites on acceptable terms and our ability to successfully execute the Company's retailing concept in new markets and geographic regions;
- The efficient and effective operation of our distribution network and information systems to manage sales, distribution, merchandise planning and allocation functions;
- Our ability to expand our eCommerce business through our updated and redesigned belk.com website, including our ability to meet the systems challenges of expanding and operating the website and our ability to efficiently operate our eCommerce fulfillment facility; and
- Our ability to comply with debt covenants which could adversely affect our capital resources, financial condition and liquidity.

For a detailed description of the risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements, we refer you to the section captioned "Risk Factors" in our annual report on Form 10-K for the fiscal year ended January 31, 2009 that we filed with the SEC on April 15, 2009. Our other filings with the SEC may contain additional information concerning the risks and uncertainties listed above, and other factors you may wish to consider. Upon request, we will provide copies of these filings to you free of charge.

Our forward-looking statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, even if future events or new information may impact the validity of such statements.

Belk

CORPORATE HEADQUARTERS

Belk, Inc.
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

TRANSFER AGENT

Belk Stores Services, Inc.
Telephone: (704) 357-1000

AUDITORS

KPMG LLP
2800 Two First Union Center
Charlotte, North Carolina 28282
Telephone: (704) 335-5300

GENERAL COUNSEL

Ralph A. Pitts
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

Additional Information

Analysts, investors and others seeking financial data, as well as news media representatives and other persons seeking general information about the Company, should contact Ralph A. Pitts at the address and telephone number set forth at left.

Annual Report on Form 10-K

Copies of the Company's annual report on Form 10-K filed with the SEC will be furnished without charge to stockholders upon written request to Ralph A. Pitts at the address set forth at left.

Annual Meeting

The Company will hold its Annual Stockholders' Meeting at 11:00 a.m., local time, on May 27, 2009, at the Renaissance Suites Hotel, 2800 Coliseum Centre Drive, Charlotte, North Carolina.

Quarterly Stock Price Information and Stockholders of Record

In fiscal year 2009, there was no established trading market for either the Class A Common Stock or the Class B Common Stock. There were limited and sporadic quotations of bid and ask prices for the Class A Common Stock and the Class B Common Stock in the Pink Sheets and on the OTC Bulletin Board under the symbols "BLKIA" and "BLKIB," respectively. As of April 10, 2009, Belk, Inc. had approximately 578 stockholders of record of 47,286,216 shares of Class A Common Stock outstanding and 389 stockholders of record of 1,474,285 shares of Class B Common Stock outstanding.

Dividends

On April 1, 2009, the Company declared a regular dividend of $0.20 on each outstanding share of the Class A and Class B Common Stock. The amount of dividends paid with respect to fiscal year 2010 and each subsequent year will be determined at the sole discretion of the Board of Directors based upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.


Belk
BELK.COM
2801 W. Tyvola Road | Charlotte, NC 28217-4500 | www.belk.com | 704.357.1000